As filed with the Securities and Exchange Commission
                     on May 19, 2003 Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               Nokia Corporation
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                              Republic of Finland
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                               Kari-Pekka Wilska
                   Nokia Holding Inc. - 6000 Connection Drive
                              Irving, Texas 75039
                                 (972) 894-5000
            Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                   -----------------------------------------
                                   Copies to:
        Pamela Gibson, Esq.                     Frettra M. Miller, Esq.
        Shearman & Sterling                     Citibank, N.A.
        199 Bishopsgate                         111 Wall Street 15th Floor Zone9
        London EC2M 3TY - United Kingdom        New York, New York 10043
                  -------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                        |X| immediately upon filing.
                                        |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                         Amount of     Proposed          Proposed    Amount of
    Title of Each        American    Maximum Aggregate   Maximum    Registration
  Class of Securities   Depositary   Offering Price     Aggregate       Fee
   to be Registered     Shares to       Per Unit*       Offering
                      be Registered                      Price**
--------------------------------------------------------------------------------
American Depositary   1,400,000,000     $5.00          $70,000,000    $5,663.00
Shares, each
representing one
Share,par value
0.06 euro each, of
Nokia Corporation.
--------------------------------------------------------------------------------
* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  -----------------------------

1. Name of depositary and address          Face of Receipt - Final Sentence
                                           ----------------
    of its
   principal executive office

2. Title of Receipts and identity          Face of Receipt - top center and
                                           ---------------
   of deposited securities                 Introductory Paragraph


   Terms of Deposit:

   (i)  The amount of deposited            Face of Receipt - upper right corner,
                                           ------------------
        securities represented by          introductory paragraph
        one American Depositary
        Share

   (ii) The procedure for voting,          Reverse of Receipt - Paragraph 15
                                           ------------------
        if any, the deposited
        securities

   (iii)The collection and                 Reverse of Receipt - Paragraph 13
                                           ------------------
        distribution of dividends

   (iv) The transmission of                Reverse of Receipt - Paragraphs 15
                                           ------------------
        notices, reports and               and 17
        proxy soliciting material

   (v)  The sale or exercise of            Reverse of Receipt - Paragraph 13
                                           ------------------
        rights

   (vi) The deposit or sale of             Reverse of Receipt - Paragraphs 13
                                           ------------------
        securities resulting from          and 16
        dividends, splits or
        plans of reorganization

   (vii)Amendment,  extension or           Reverse of Receipt - Paragraphs 21
                                           ------------------
        termination of the                 and 22 (no provision for extension)
        deposit agreement


  (viii)Rights of holders of               Reverse of Receipt - Paragraph 17
                                           ------------------
        Receipts  to inspect the
        transfer  books  of the
        depositary and the list
        of holders of Receipts

   (ix) Restrictions upon the              Face of Receipt - Introductory
                                           ---------------
        right to deposit or                Paragraph and Paragraphs 2 and 4
        withdraw the underlying
        securities

   (x)  Limitation upon the                Face of Receipt - Paragraph 19
                                           ---------------
        liability of the
        depositary

3. Fees and charges which may be           Face of Receipt - Paragraph 8
                                           ---------------
   imposed directly or indirectly
   against holders of Receipts

Item 2. AVAILABLE INFORMATION              Face of Receipt - Paragraph 12
                                           ---------------



2(b) Nokia Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS
                                   ----------



            The Prospectus consists of the American Depositary Receipt, ATTACHED as Exhibit (a)(i) to the Amended and Restated Deposit Agreement and incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a)(i) Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among Nokia Corporation (the "Company"), Citibank, N.A. as the depositary (the "Depositary") and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). - Filed herewith as Exhibit (a)(i).

               (a)(ii) Amendment No. 3 to the Amended and Restated Deposit Agreement, dated as of November 8, 1999, by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (including the form of ADR issued thereunder).****

               (a)(iii) Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of April 19, 1999 (as defined below) by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (including the form of ADR ("ADR") to be issued thereunder).***

               (a)(iv) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 24, 1995, by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder (the Amended and Restated Deposit Agreement as further amended by such Amendment No. 1, the "Amended and Restated Deposit Agreement").*

               (a)(v) Amended and Restated Deposit Agreement, dated as of June 28, 1994, by and among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder.*

               (b) Pre-release side letter between the Company and the Depositary.**

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. None.

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit
(d).

               (e)  Rule 466 Certification. Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.


--------------------------------------------
* Previously filed and incorporated by reference to Form F-6 Registration Statement (File No. 333-4920) filed with the Commission on May 29, 1996.
** Previously filed and incorporated by reference to Form F-6 Registration
   Statement (File No. 333-8564) filed with the Commission on April 1, 1998. *** Previously filed and incorporated by reference to Form F-6 Registration
   Statement (File No. 333-10218) filed with the Commission on April, 1999. **** Previously filed and incorporated by reference to Form F-6 Registration
   Statement (File No. 333-11740) filed with the Commission on March 28, 2000.

Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of March 28, 2000 (the "Amended and Restated Deposit Agreement") certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of May, 2003.

                                           Legal entity created by the Amended
                                           and Restated Deposit Agreement for
                                           the issuance of American Depositary
                                           Receipts evidencing American
                                           Depositary Shares representing
                                           Shares, par value EUR 0.06 per share,
                                           of Nokia Corporation.

                                           CITIBANK, N.A., as Depositary



                                           By:     /s/ Jo Ann Ward
                                                 -------------------------------
                                           Name:     Jo Ann Ward
                                           Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, Nokia Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Helsinki on the 13th day of May, 2003.


                                           Nokia Corporation

                                           By:      /s/ Ursula Ranin
                                                 -------------------------------
                                           Name:    Ursula Ranin
                                           Title:   Vice President,
                                                    General Counsel




                                           By:      /s/ Kaarina Stahlberg
                                                 -------------------------------
                                           Name:    Kaarina Stahlberg
                                           Title:   Director, Legal

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jorma Ollila and/or Ursula Ranin his/her true and lawful attorney-in-fact and agent, each acting alone, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to the Nokia Corporation Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in -fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on 13th May, 2003.


Name                                    Title


  /s/ Paul J. Collins                   Vice Chairman
----------------------------
Paul J. Collins


  /s/ Georg Ehrnrooth                   Director
----------------------------
Georg Ehrnrooth


  /s/ Bengt Holmstrom                   Director
----------------------------
Bengt Holmstrom


  /s/ Per Karlsson                      Director
----------------------------
Per Karlsson


  /s/ Jorma Ollila                      Chairman of the Board of Directors
----------------------------
Jorma Ollila                            Chief Executive Officer


  /s/ Robert F.W. van Oordt             Director
----------------------------
Robert F.W. van Oordt

  /s/ Marjorie Scardino                 Director
----------------------------
Marjorie Scardino


  /s/ Vesa Vainio                       Director
----------------------------
Vesa Vainio


  /s/ Arne Wessberg                     Director
----------------------------
Arne Wessberg



President:

  /s/ Pekka Ala-Pietila
----------------------------
Pekka Ala-Pietila



Chief Financial Officer: (whose functions include those of Chief Accounting Officer)

  /s/ Olli-Pekka Kallasvuo
----------------------------
Olli-Pekka Kallasvuo


Authorized Representative in the United States:

  /s/ Kari-Pekka Wilska
----------------------------
Name: Kari-Pekka Wilska

                               Index to Exhibits

                                                     Sequentially
 Exhibit              Document                       Numbered Page
 --------             --------                       -------------

 (a)(i)               Amended and Restated
                      Deposit Agreement, dated
                      as of March 28, 2000

 (d)                  Opinion of counsel
                      to the Depositary

 (e)                  Certification under
                      Rule 466

                 (a)(i) Amended and Restated Deposit Agreement,
                           dated as of March 28, 2000

                               NOKIA CORPORATION


                                      AND


                                CITIBANK, N.A.,
                                 As Depositary


                                      AND


                    HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

                -----------------------------------------------


                     Amended and Restated Deposit Agreement


                -----------------------------------------------


                           Dated as of March 28, 2000



================================================================================

                               TABLE OF CONTENTS
                                                                           Page
PARTIES.....................................................................1
RECITALS....................................................................1

                                   ARTICLE I
                                  DEFINITIONS
                                 -------------
    SECTION 1.01.  ADRs.....................................................2
    SECTION 1.02.  ADSs.....................................................2
    SECTION 1.03.  Agreement................................................2
    SECTION 1.04.  Beneficial Owner.........................................2
    SECTION 1.05.  Commission...............................................2
    SECTION 1.06.  Company..................................................2
    SECTION 1.07.  Custodian................................................3
    SECTION 1.08.  Deposit, Surrender, Transfer, Withdraw, Delivery.........3
    SECTION 1.09.  Depositary...............................................3
    SECTION 1.10.  Deposited Securities.....................................3
    SECTION 1.11.  Dollars; Finnmarks; FIM..................................3
    SECTION 1.12.  Finland..................................................3
    SECTION 1.13.  Holder...................................................3
    SECTION 1.14.  NYSE.....................................................3
    SECTION 1.15.  Nominee..................................................4
    SECTION 1.16.  Principal Office.........................................4
    SECTION 1.17.  Restricted Securities....................................4
    SECTION 1.18.  Registrar................................................4
    SECTION 1.19.  Securities Act...........................................4
    SECTION 1.20.  Securities Exchange Act..................................4
    SECTION 1.21.  Shares...................................................4
    SECTION 1.22.  United States............................................5

                                   ARTICLE II
                   FORM OF ADRs, DEPOSIT OF SHARES, EXECUTION
                  AND DELIVERY, TRANSFER AND SURRENDER OF ADRs
                  --------------------------------------------
    SECTION 2.01.  Form and Transferability of ADRs.........................5

    SECTION 2.02.  Deposit of Shares........................................6
    SECTION 2.03.  Execution and Delivery of ADRs...........................7
    SECTION 2.04.  Transfer of ADRs; Combination and Split-up of ADRs.......8
    SECTION 2.05.  Surrender of ADRs and Withdrawal of Deposited Securities.8
    SECTION 2.06.  Limitations on Execution and Delivery, Transfer, etc.
                   of ADRs; Suspension of Delivery, Transfer. Etc...........10
    SECTION 2.07.  Lost ADRs, etc...........................................11
    SECTION 2.08.  Cancellation and Destruction of Surrendered ADRs.........12
    SECTION 2.09.  Maintenance of Records...................................12
    SECTION 2.10.  Restricted ADSs..........................................12

                                  ARTICLE III
                     CERTAIN OBLIGATIONS OF HOLDERS OF ADRs
                     --------------------------------------
    SECTION 3.01.  Filing Proofs, Certificates and Other Information........12
    SECTION 3.02.  Liability of Holders for Taxes and Other Charges.........13
    SECTION 3.03.  Representations and Warranties on Deposit,
                   Transfer and Surrender and Withdrawal of Shares or ADRs..13
    SECTION 3.04.  Disclosure of Beneficial Ownership.......................13
    SECTION 3.05.  Compliance with Law......................................14

                                   ARTICLE IV
                  RIGHTS RELATING TO THE DEPOSITED SECURITIES;
                     CERTAIN OBLIGATIONS OF THE DEPOSITARY
                     -------------------------------------
    SECTION 4.01.  Power of Attorney........................................14
    SECTION 4.02.  Cash Distributions; Withholding..........................15
    SECTION 4.03.  Distributions Other than Cash, Shares or Rights..........15
    SECTION 4.04.  Distributions in Shares..................................16
    SECTION 4.05.  Rights Distributions.....................................17
    SECTION 4.06.  Conversion of Foreign Currency...........................19
    SECTION 4.07.  Fixing of Record Date....................................20
    SECTION 4.08.  Voting of Deposited Securities...........................21
    SECTION 4.09.  Changes Affecting Deposited Securities...................22
    SECTION 4.10.  Transmittal by the Depositary of Company Notices,
                   Reports and Communications...............................23

    SECTION 4.11.  Withholding..............................................24

                                   ARTICLE V
                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------
    SECTION 5.01.  Maintenance of Office and Transfer Books by the
                   Depositary...............................................25
    SECTION 5.02.  Lists of Holders.........................................25
    SECTION 5.03.  Obligations of the Depositary, the Custodian and the
                   Company..................................................26
    SECTION 5.04.  Prevention or Delay in Performance by the
                   Depositary or the Company................................27
    SECTION 5.05.  Resignation and Removal of the Depositary;
                   Appointment of Successor Depositary......................27
    SECTION 5.06.  Charges of Depositary....................................28
    SECTION 5.07.  The Custodian............................................29
    SECTION 5.08.  Notices, Reports and Communications......................30
    SECTION 5.09.  Issuance of Additional Shares; Legal Opinions............31
    SECTION 5.10.  Indemnification..........................................32
    SECTION 5.11.  Certain Rights of the Depositary: Limitations............33
    SECTION 5.12.  Agents of the Depositary.................................35

                                   ARTICLE VI
                            AMENDMENT AND TERMINATION
    SECTION 6.01.  Amendment................................................35
    SECTION 6.02.  Termination..............................................35

                                  ARTICLE VII
                                 MISCELLANEOUS
                                 -------------
    SECTION 7.01.  Counterparts.............................................37
    SECTION 7.02.  No Third-Party Beneficiaries.............................37
    SECTION 7.03.  Severability.............................................37
    SECTION 7.04.  Holders as Parties; Binding Effect.......................37
    SECTION 7.05.  Notices..................................................37
    SECTION 7.06.  Governing Law............................................38
    SECTION 7.07.  Prohibition of Assignment................................38
    SECTION 7.08.  Compliance With U.S. Securities Laws.....................38

                                                                           Page
FORM OF FACE OF ADR

    Introductory Paragraph..................................................A-2
    (1)      The Deposit Agreement..........................................A-2
    (2)      Surrender of ADRs and Withdrawal of Deposited Securities.......A-2
    (3)      Transfers, Split-ups and Combinations..........................A-3
    (4)      Limitations on Distributions, Transfers and Withdrawals........A-4
    (5)      Liability of Holder For Taxes and Other Charges................A-4
    (6)      Warranties by Deposit of Shares................................A-5
    (7)      Compliance with Law............................................A-5
    (8)      Charges of Depositary..........................................A-5
    (9)      Title to ADRs..................................................A-6
    (10)     Validity of ADR................................................A-6
    (11)     Disclosure of Beneficial Ownership.............................A-6
    (12)     Available Information..........................................A-6
    Signature of Depositary.................................................A-7
    Address of Principal New York Office....................................A-7

FORM OF REVERSE OF ADR - Summary of Certain
     Additional Provisions of the Agreement

    (13)     Dividends and Distributions: Rights............................A-8
    (14)     Record Dates...................................................A-10
    (15)     Voting of Deposited Securities.................................A-10
    (16)     Changes Affecting Deposited Securities.........................A-11
    (17)     Reports: Inspection of Transfer Books..........................A-12
    (18)     Withholding....................................................A-12
    (19)     Certain Rights of the Depositary: Limitations..................A-13
    (20)     Liability of the Company and the Depositary....................A-14
    (21)     Resignation and Removal of Depositary: Substitution of
             Custodian......................................................A-14
    (22)     Amendment of Agreement and ADRs................................A-15

    (23)     Termination of Agreement.......................................A-15

                     AMENDED AND RESTATED DEPOSIT AGREEMENT

                  AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of March 28, 2000 among NOKIA CORPORATION, a corporation organized under the laws of the Republic of Finland (the "Company'), CITIBANK, N.A., a national banking association organized under the laws of the United States of America, as Depositary (the "Depositary") and all Holders from time to time of the American Depositary Receipts issued hereunder.

                              W I T N E S S E T H:
                              - - - - - - - - - -

                  WHEREAS, the parties hereto entered into an Amended and Restated Deposit Agreement, dated as of June 28, 1994, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 24, 1995, as further amended by Amendment No. 2 to Amended and Restated Deposit Agreement dated as of April 19, 1999, as further amended by Amendment No. 3 to Amended and Restated Deposit Agreement dated as of November 8, 1999 (such Amended and Restated Deposit Agreement as so amended, the "Original Deposit Agreement") providing for the deposit of shares, par value 0.24 Euro per share of the Company from time to time with the Depositary or with a Custodian, which at the date hereof is Merita-Nordbanken Group (the "Custodian"), as agent of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares ("ADSs") representing the Shares so deposited and for the execution and delivery of American Depositary Receipts ("ADRs") evidencing the ADSs;
                  AND WHEREAS, the parties now desire to amend and restate the Original Deposit Agreement in its entirety as provided by this Amended and Restated Deposit Agreement;
                  NOW, THEREFORE, in consideration of the premises the parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

                  The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this
Agreement:
                  SECTION 1.01. ADRs. The term "ADRs" shall mean the American
                                ----
Depositary Receipts issued hereunder evidencing ADSs and in substantially the form of Exhibit A, as such American Depositary Receipts may be amended from time to time in accordance with the provisions of this Agreement. An ADR may evidence any whole number of ADSs.
                  SECTION 1.02. ADSs. The term "ADSs" shall mean American
                                ----
Depositary Shares, consisting of the rights evidenced by the ADRs issued hereunder and the interests in the Deposited Securities represented thereby pursuant to the terms and conditions of this Agreement. Each ADS shall represent one Share, until there shall occur a distribution upon Deposited Securities covered by Section 4.04 or a change in Deposited Securities covered by Section
4.09 with respect to which additional ADRs are not executed and delivered, and thereafter ADSs shall represent the Shares or other Deposited Securities specified in such Sections.
                  SECTION 1.03.     Agreement.  The term "Agreement"  shall mean
                                    ---------
this instrument as it may from time to time be amended in accordance with the terms hereof and all instruments supplemental hereto.
                  SECTION 1.04.     Beneficial  Owner.  The term  "Beneficial
                                    -----------------
Owner" shall mean any person owning any beneficial interest in an ADR issued hereunder but who is not the Holder of such ADR.
                  SECTION 1.05.     Commission.  The term "Commission" shall
                                    ----------
mean the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.
                  SECTION 1.06. Company. The term "Company" shall mean Nokia
                                -------
Corporation, a corporation organized and existing under the laws of the Republic of Finland, having its principal office at Keilalahdentie 4, FIN-02150 Espoo, Finland, and its successors.
                  SECTION 1.07. Custodian. The term "Custodian" shall mean, as
                                ---------
of the date hereof, Merita-Nordbanken Group, as Custodian and agent of the Depositary for the purposes of this Agreement, and any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.07, as substitute custodian or an additional custodian hereunder, as the context shall require, and the term "Custodian" shall mean all of them, collectively.
                  SECTION 1.08. Deposit, Surrender, Transfer, Withdraw,
                                ---------------------------------------
Delivery. The terms "deposit", "surrender", "transfer", "withdraw", or
--------
"delivery", when used with respect to Shares, shall refer, where the context requires, to an entry or entries or an electronic transfer or transfers in an account or accounts maintained by institutions authorized under Finnish law to effect transfers of securities, and not to the physical transfer of certificates representing the Shares.
                  SECTION 1.09.     Depositary.  The term  "Depositary"  shall
                                    ----------
mean Citibank, N.A., a national banking association organized under the laws of the United States of America, and any successor as depositary hereunder.
                  SECTION 1.10. Deposited Securities. The term "Deposited
                                --------------------
Securities" as of any time shall mean the Shares at such time deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or a Custodian on behalf of the Holders in respect of or in lieu of Shares and at such time held hereunder, subject in the case of cash to the provisions of Section 4.06.
                  SECTION 1.11.     Dollars:  Euros:  Finnmarks:  FIM. The term
                                    ---------------------------------
dollars shall mean United States dollars. The terms "Euros" shall refer to the lawful currency of the European Monetary Union. The terms "Finnmarks" or "FIM" shall mean Finnish Markka.
                  SECTION 1.12.     Finland.  The term "Finland" shall mean the
                                    -------
Republic of Finland.
                  SECTION 1.13.     Holder.  The term  "Holder"  shall mean the
                                    ------
person in whose name an ADR is registered on the books of the Depositary maintained for such purpose.
                  SECTION 1.14.     NYSE.  The term "NYSE" shall mean the New
                                    ----
York Stock Exchange, Inc.

                  SECTION 1.15. Nominee. The term "Nominee" when used with
                                -------
respect to the Depositary shall mean such nominee or nominees of the Depositary as it shall appoint from time to time to act on its behalf in connection with the performance of its duties and obligations under this Agreement. The Nominee shall perform in whatever capacity and to whatever extent under this Agreement as the Depositary designates in its appointment of the Nominee. Such appointment may be evidenced by written agreement, letter, telegram, telex or facsimile transmission or orally with subsequent confirming agreement, letter, telegram, telex or facsimile transmission.
                  SECTION 1.16. Principal Office. The term "Principal Office",
                                ----------------
when used with respect to the Depositary, shall be the principal office of the Depositary in The City of New York at which at any particular time its corporate trust business shall be administered, which, at the date of this Agreement, is located at 111 Wall Street, 5th Floor, New York, New York 10043.
                  SECTION 1.17 Restricted Securities. The term Restricted
                               ---------------------
Securities shall mean Shares, Deposited Securities or ADSs, which (i) have been acquired directly or indirectly from the Company or any of its Affiliates in a transaction or chain of transactions not involving any public offering and are subject to resale limitations under the Securities Act or the rules issued thereunder, or (ii) are held by an officer or director (or persons performing similar functions) or other Affiliate of the Company, or (iii) are subject to other restrictions on sale or deposit under the laws of the United States, Finland or under a shareholder agreement or the Articles of Incorporation of the Company or under the regulations of an applicable securities exchange unless, in each case, such Shares, Deposited Securities or ADSs are being sold to persons other than an Affiliate of the Company in a transaction (i) covered by an effective resale registration statement, or (ii) exempt from the registration requirements of the Securities Act (as hereinafter defined), and the Shares, Deposited Securities or ADSs are not, when held by such person(s), Restricted Securities.
                  SECTION 1.18. Registrar. The term "Registrar" shall mean any
                                ---------
bank or trust company having an office in the Borough of Manhattan, The City of

New York, appointed by the Depositary to register ADRs and transfers of ADRs as herein provided, and shall include any co-registrar appointed by the Depositary, for such purposes.
                  SECTION 1.19.     Securities Act. The term "Securities  Act"
                                    --------------
shall mean the United States  Securities Act of 1933, as from time to time amended.
                  SECTION 1.20.     Securities  Exchange  Act.  The  term
                                    -------------------------
"Securities Exchange Act" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.
                  SECTION 1.21. Shares. The term "Shares" shall mean the shares
                                ------
of the Company, nominal value 0.24 Euro each, and shall include evidence, subject to Section 5.11, of the right to receive Shares; provided, however, that, if there shall occur any change in nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.09, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter represent the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification or such exchange or conversion.
                  SECTION 1.22.     United States.  The term "United States"
                                    -------------
shall have the meaning  assigned to it under  Regulation S under the Securities
Act.

                                   ARTICLE II
                   FORM OF ADRs, DEPOSIT OF SHARES, EXECUTION
                  AND DELIVERY, TRANSFER AND SURRENDER OF ADRs
                  --------------------------------------------

                  SECTION 2.01. Form and Transferability of ADRs. Subject to the
                                --------------------------------
requirements of the NYSE or any applicable rule or regulation of any other securities exchange or market upon which the ADSs may be listed or traded, the ADRs shall be engraved, printed or lithographed on steel-engraved borders, or in such other form as may be agreed upon by the Company and the Depositary, and shall be substantially in the form set forth in Exhibit A to this Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided.
                  ADRs shall be executed and dated by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided,
                                                                   ---------
however, that such signature may be a facsimile if a Registrar for the ADRs
-------
shall have been appointed and such ADRs are countersigned by the manual signature of a duly authorized signatory of the Registrar and dated by such signatory. No ADR shall be entitled to any benefits under this Agreement or be valid or obligatory for any purpose, unless such ADR shall have been executed by the Depositary by the manual signature of a duly authorized signatory, or, if a Registrar shall have been appointed, by the manual signature of a duly authorized signatory of the Registrar, and such execution of any ADR by manual signature shall be conclusive evidence, and the only evidence, that such ADR has been duly executed and delivered hereunder. The Depositary shall maintain books in which each ADR so executed and delivered as hereinafter provided and the transfer of each such ADR shall be registered. ADRs bearing the facsimile signature of a duly authorized signatory of the Depositary who was at any time a proper signatory of the Depositary shall bind the Depositary, notwithstanding the fact that such signatory has ceased to hold such position prior to the execution of such ADRs by the Registrar and their delivery or such signatory did not hold such position at the date of such ADRs.
                    The ADRs shall bear a CUSIP number that is different from the CUSIP number that is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement with the Depositary which are not ADRs issued hereunder.
                 Subject to any limitations set forth in an ADR or in this Agreement, when such ADR is properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice), title to such ADR (and to each ADS evidenced thereby) shall be transferable by delivery with the same effect as in the case of a negotiable instrument in accordance with the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any
--------  -------
notice to the contrary, may deem and treat the Holder of an ADR as the absolute owner thereof for any purpose, including but not limited to the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Agreement and neither the Depositary nor the Company shall have any obligation or be subject to any liability under this Agreement to any holder of an ADR unless such holder is the Holder thereof.
                  SECTION 2.02. Deposit of Shares. Subject to the terms and
                                -----------------
conditions of this Agreement, the Depositary shall accept Shares for subsequent deposit hereunder from or on behalf of any person when such deposit is made by
(i) electronic transfer of Shares to the account of the Custodian maintained for that purpose with the Finnish Book-Entry Securities System or (ii) delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause Shares to be transferred to such account, in any such case accompanied by delivery to the Custodian of a written order from or on behalf of such depositor directing the Depositary to execute and deliver an ADR or ADRs for the number of ADSs representing the Shares so deposited. If required by the Depositary and provided that no applicable Finnish law is violated thereby, Shares presented for deposit in accordance with this Agreement at any time shall, subject to the provisions of Article IV, also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which provides for the prompt transfer to the Depositary of any dividend or right to subscribe for additional Shares or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of any such deposited Shares, or, in lieu thereof, such agreement of indemnity as shall be satisfactory to the Depositary.
                  At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive Shares to be deposited or evidence that Shares have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such Shares to the account of the Custodian, together with the other orders, instruments and evidence herein specified, for the purpose of forwarding such Shares, orders, instruments and evidence to the Custodian hereunder.
                  The Depositary shall procure that, upon each delivery to the Custodian of Shares to be deposited hereunder (including deposits by electronic transfer), together with the other documents above specified, such Custodian will, as soon as practicable, transfer and record the Shares being deposited in the name of the Custodian, as agent for the Depositary. Deposited Securities shall be held by the Depositary or by the Custodian or at the Finnish Central Securities Depository Ltd. for the account and to the order of the Depositary or Nominee or at such other place or places as the Depositary shall determine, subject to the applicable laws of Finland.
                  The Nominee may be the Custodian or another entity entitled to act as nominee under relevant Finnish laws and regulations, provided that the Deposited Securities are kept in a segregated deposit account by the Nominee.
                  SECTION 2.03. Execution and Delivery of ADRs. The Depositary
                                ------------------------------
shall procure that, upon receipt by a Custodian of a deposit pursuant to Section
2.02 hereunder together with a proper acknowledgment or other evidence from the Company (or the appointed agent of the Company for transfer and registration of Shares) satisfactory to the Depositary that any Deposited Securities are properly recorded upon the transfer books of the Company (or such agent) maintained for that purpose in the name of the Custodian, for the account of the Depositary, and all the other documents required as above specified, such Custodian will promptly notify the Depositary of such deposit and recordation and the person or persons to whom or upon whose written order an ADR or ADRs are deliverable in respect thereof and the number of ADSs to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission.
                 Upon receiving such notice from such Custodian, the Depositary or its agent, subject to the terms and conditions of this Deposit Agreement, shall promptly execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary an ADR or ADRs registered in the name or names requested in such notice and evidencing in the aggregate the number of ADSs to which such person is entitled but, in either case, only upon payment to the Depositary of all taxes and governmental charges and fees of the Depositary payable in connection with such issuance of ADSs and the transfer of the deposited Shares.
                 SECTION 2.04. Transfer of ADRs; Combination and Split-up of
                               ---------------------------------------------
ADRs. The Depositary, subject to the terms and conditions of this Agreement and
----
any ADR, shall promptly register transfers of any such ADR on its transfer books, upon any surrender of such ADR by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by any applicable law. Thereupon, the Depositary shall execute a new ADR or ADRs and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of ADSs as the ADR or ADRs surrendered.
                 The Depositary, subject to the terms and conditions of this Agreement, shall upon surrender of an ADR or ADRs for the purpose of effecting a split-up or combination of such ADR or ADRs, execute and deliver a new ADR or ADRs in the name of the same Holder for any authorized whole number of ADSs requested, evidencing the same aggregate number of ADSs as the ADR or ADRs surrendered. The Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with its duties hereunder, or at the request of the Company.
                  SECTION 2.05. Surrender of ADRs and Withdrawal of Deposited
                                ---------------------------------------------
Securities. Upon surrender at the Principal Office of the Depositary of an ADR
----------
for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by an ADR, and upon payment of the fee of the Depositary for the surrender of ADSs and withdrawal of Deposited Securities and payment of all taxes and governmental charges payable in connection with such surrender, and subject to the terms and conditions of this Deposit Agreement, the Holder of such ADR shall be entitled to (i) delivery of the Shares represented by the ADSs evidenced by such ADRs by book-entry credit to an account specified by such Holder within the Finnish Book-Entry Securities System and (ii) physical delivery to him or upon his order or, if available, to electronic transfer to an account designated by such person, of any other Deposited Securities so represented. Such delivery of Deposited Securities shall be made promptly, as hereinafter provided. Each Holder requesting delivery of Deposited Securities against surrender of an ADR shall deliver to the Depositary a written order containing delivery instructions. An ADR surrendered for such purposes may be required by the Depositary to be properly endorsed or accompanied by properly executed instruments of transfer.
                  Upon the receipt of such order and compliance with the terms of this Section 2.05, the Depositary shall direct the Custodian to make such book-entry transfer, deliver at the principal office of such Custodian or make an electronic transfer as provided above, in each case subject to Sections 2.06,
3.01 and 3.02 and to the other terms and conditions of this Deposit Agreement, to or upon the written order of the person or persons designated in such written instructions, such Deposited Securities, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any cash dividends or distributions with respect to the Deposited Securities, or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.
                  At the request, risk and expense of any Holder so surrendering an ADR, and for the account of such Holder, the Depositary shall direct the Custodian to forward a certificate or certificates (if certificated Shares or other Deposited Securities may be delivered) and other proper documents to title, if any, for such Deposited Securities to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.
                  The Depositary shall not accept surrender of ADRs for the purpose of withdrawal of less than one Share or one other Deposited Security. In addition, the Depositary shall only honor requests for withdrawal of whole numbers of Shares. In the case of surrender of an ADR evidencing a number of ADSs representing other than a whole number of Shares, the Depositary shall cause delivery of the appropriate whole number of Shares as hereinabove provided, and shall execute and deliver to the person surrendering such ADR a new separate ADR evidencing ADSs representing any remaining fractional Share.
                  SECTION 2.06. Limitations on Execution and Delivery, Transfer,
                                -----------------------------------------------
etc. of ADRs; Suspension of Delivery, Transfer. etc. As a condition precedent to
---------------------------------------------------
the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR for the purpose of withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require (i) payment from the depositor of Shares or the presenter of an ADR, of a sum sufficient to pay or reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or Deposited Securities withdrawn) and payment of any applicable fees as herein provided; and (ii) compliance with such reasonable regulations, if any, as the Depositary and the Company may establish consistent with the provisions of this Agreement and any laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities; and (iii) the production of proof satisfactory to it as to the identity and genuineness of any signature appearing on any form, certification or other document delivered to the Depositary in connection with this Agreement, including but not limited to, in the case of ADRs, a signature guarantee in accordance with standard industry practice.
                  The delivery of ADRs against deposits of Shares generally or of particular Shares may be suspended or withheld, or the registration of transfer of ADRs in particular instances may be refused, or the registration of transfer generally may be suspended, or the surrender of outstanding ADRs subject in all cases to Section 7.08 for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Depositary or the Company (or the appointed agent of the Company for the transfer and registration of Shares) are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary at any time or from time to time because of any requirement of law or of any government or governmental or regulatory authority, body or commission or any meeting of shareholders of the Company or under any provision of this Agreement or the Articles of Association of the Company, or for any other reason in any case subject to the provisions of the following paragraph.
                  Notwithstanding any other provision of this Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Deposited Securities represented thereby may be suspended, but only as required in connection with
(i) temporary delays caused by closing the transfer books of the Depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) or the deposit of Shares in connection with voting at a shareholder's meeting, or the payment of dividends, (ii) payment of fees, taxes and similar charges, or
(iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, neither the Depositary nor the Custodian shall knowingly accept for deposit under this Agreement any Shares required to be registered under the Securities Act prior to being offered and sold publicly in the United States unless a registration statement is in effect as to such Shares. The Depositary will comply with written instructions of the Company not to accept for deposit under this Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with United States securities laws.
                  SECTION 2.07. Lost ADRs, etc. In case any ADR shall be
                                --------------
mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new ADR of like tenor and registered in the same name, in exchange and substitution for such mutilated ADR upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen ADR, upon the filing by the Holder thereof with the Depositary of (a) a request for such exchange, execution and delivery before the Depositary has notice that the ADR has been acquired by a bona fide purchaser, (b) a sufficient indemnity bond, and (c) upon satisfying any other reasonable requirements imposed by the Depositary.
                  SECTION 2.08. Cancellation and Destruction of Surrendered
                                -------------------------------------------
ADRs. All ADRs surrendered to the Depositary shall be canceled by the
----
Depositary. Canceled ADRs shall not be entitled to any benefits under this Agreement or be valid or obligatory for any purpose. The Depositary is authorized to destroy surrendered ADRs so canceled.
                  SECTION 2.09. Maintenance of Records. The Depositary agrees to
                                ----------------------
maintain records of all ADRs surrendered and Deposited Securities withdrawn under Section 2.05, of substitute ADRs delivered under Section 2.07, and of ADRs canceled or destroyed under Section 2.08, in keeping with procedures ordinarily followed by stock transfer agents located in The City of New York.
                  SECTION 2.10. Restricted ADSs. The Depositary shall, at the
                                ---------------
request of the Company, establish procedures enabling the deposit hereunder of Shares that are Restricted Securities in order to enable the holder of such Shares to hold its ownership interests in such Shares in the form of ADSs issued under the terms hereof (such Shares, "Restricted Shares"). Upon receipt of a written request from the Company to accept Restricted Shares for deposit hereunder, the Depositary agrees to establish procedures permitting the deposit of such Restricted Shares, the issuance of ADSs representing such deposited Restricted Shares (such ADSs, the "Restricted ADSs," and the ADRs evidencing such Restricted ADSs, the "Restricted ADRs") and deliverance of Restricted ADRs so issued to the persons designated by the Company. The Company shall assist the Depositary in the establishment of such procedures and agrees that it shall take all commercially reasonable steps necessary and satisfactory to the Depositary to insure that the establishment of such procedures does not violate the provisions of the Securities Act or any other applicable laws. The depositors of such Restricted Shares and the holders of the Restricted ADSs may be required prior to the deposit of such Restricted Shares, the transfer of the Restricted ADRs and the Restricted ADSs evidenced thereby or the withdrawal of the Restricted Shares represented by Restricted ADSs to provide such written certifications or agreements as the Depositary or the Company may reasonably require. In addition, the Depositary may request the Company's U.S. counsel to deliver to the Depositary stating that the deposit of the Restricted Shares, the issuance of the Restricted ADSs and the delivery of the Restricted ADRs does not require registration under the Securities Act. The Depositary shall not release any Restricted Shares nor cancel Restricted ADSs upon presentation to it of a Restricted ADR for the purpose of withdrawing the underlying Restricted Shares unless the Depositary shall have received (a) a written certification from the Holder of the Restricted ADR in a form satisfactory to the Company, and (b) an opinion of counsel reasonably satisfactory to the Depositary. The Restricted ADSs issued upon the deposit of Restricted Shares shall be separately identified on the books of the Depositary and the Restricted Shares so deposited shall be held separate and distinct from the other Deposited Securities held hereunder. The Restricted Shares and the Restricted ADSs shall not be eligible for pre-release transactions as provided for hereunder. The Restricted ADSs shall not be eligible for inclusion in any book-entry settlement system, including, without limitation, The Depository Trust Company and shall not in any way be fungible with the ADSs issued under the terms hereof that are not Restricted ADSs. The Restricted ADRs and the Restricted ADSs evidenced thereby shall be transferable only by the Holder thereof upon delivery to the Depositary of (i) all documentation otherwise contemplated by this Deposit Agreement and (ii) an opinion of counsel satisfactory to the Depositary setting forth, inter alia, the conditions upon which the Restricted ADR presented is, and the Restricted ADSs evidenced thereby are, transferable by the Holder thereof under applicable securities laws and the transfer restrictions contained in the legend set forth on the Restricted ADR presented for transfer. Except as set forth in this
Section 2.10 and except as required by applicable law, the Restricted ADRs and the Restricted ADSs evidenced thereby shall be treated as ADRs and ADSs issued and outstanding under the terms of the Deposit Agreement. The Company shall provide to the Depositary in writing the legend(s) to be affixed to the Restricted ADRs, which legends shall (i) be in a form satisfactory to the Depositary, (ii) contain the specific circumstances under which the Restricted ADRs and the Restricted ADSs represented thereby may be transferred or the Restricted Shares withdrawn, and (iii) shall be substantially the following form:
                  "This certificate represents "Restricted ADSs" issued upon the terms of Section 2.10 of the Deposit
                  Agreement (as hereinafter defined). This certificate and the Restricted ADSs represented hereby may not be sold or otherwise transferred without an effective registration statement for such securities under the Securities Act of 1933, as amended, or unless an exemption from registration under said act is available for such sale or transfer."

                  The Company may instruct the Depositary from time to time in writing that some or all of the Restricted ADSs no longer constitute "Restricted Securities." The Depositary shall remove all stop transfer notations from its records in respect of the Restricted ADSs and shall treat Restricted ADSs on the same terms as the other ADSs outstanding under the terms of the Deposit Agreement upon receipt of (i) written instructions from the Company to do so, and (ii) a statement of U.S. counsel to the Company stating, inter alia, that, as of the date thereof (A) (a) a registration statement (the "Registration Statement") registering the Restricted Shares has been filed with the U.S. Securities and Exchange Commission (the "Commission"), (b) the Registration Statement has been declared effective by the Commission and (c) no stop order pertaining thereto is in effect or (B) such Restricted ADSs no longer constitute Restricted Securities in accordance with the provisions of Rule 144 of the Securities Act.

                                   ARTICLE III
                     CERTAIN OBLIGATIONS OF HOLDERS OF ADRs
                     --------------------------------------
                  SECTION 3.01. Filing Proofs, Certificates and Other
                                -------------------------------------
Information. Any person depositing Shares or any Holder may be required from
-----------
time to time to file with the Depositary or the Custodian such proof of citizenship, residence, exchange control approval, payment of applicable Finnish or other taxes or governmental charges, or legal or beneficial ownership of Shares or ADRs and the nature of such interest, to provide information relating to the registration on the books of the Company (or the appointed agent of the Company for the transfer and registration of Shares) of the Shares presented for deposit or other information, to execute such certificates and to make such representations and warranties in addition to those set forth in Section 3.03 as the Depositary or the Company may deem necessary or proper. The Depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the withdrawal of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties are made. The Depositary shall provide the Company, in a timely manner, with copies of any such proofs and certificates and such written representations and warranties provided as aforesaid.
                  SECTION 3.02. Liability of Holders for Taxes and Other
                                ----------------------------------------
Charges. If any Finnish or other tax or governmental charge shall become payable
-------
with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by any ADR, such tax or other governmental charge shall be payable by the Holder of such ADR to the Depositary. The Depositary may refuse, and the Company shall be under no obligation, to effect any registration of transfer of all or part of such ADR or any withdrawal of Deposited Securities represented by the ADSs evidenced by such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by the ADSs evidenced by such ADR, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder of such ADR remaining liable for any deficiency.
                  SECTION 3.03. Representations and Warranties on Deposit,
                                -----------------------------------------
Transfer and Surrender and Withdrawal of Shares or ADRs. Each person acquiring
-------------------------------------------------------
ADSs upon deposit of Shares under this Agreement shall be deemed thereby to represent and warrant (i) that such Shares and each certificate therefor are validly issued, outstanding, fully paid and non-assessable, (ii) that the person making such deposit is duly authorized so to do and (iii) that, except as contemplated by Section 2.10 hereof, such Shares and the ADSs issuable upon such deposit are not and will not be restricted securities under the Securities Act. Such representations and warranties shall survive the deposit of Shares and the issuance of ADRs in respect thereof.
                  SECTION 3.04. Disclosure of Beneficial Ownership. The Company
                                ----------------------------------
and the Depositary may from time to time request Holders or former Holders to provide information as to the capacity in which they hold or held ADRs and regarding the identity of any other persons then or previously holding any beneficial or other interest in such ADRs and the nature of such interest and various other matters. Each such Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to this Section
3.04 and such agreement shall survive any disposition of such Holder's interest in Shares or ADRs. The Depositary agrees to use its reasonable efforts to comply with written instructions received from the Company requesting that the Depositary forward any such requests to such Holders and to the last known address, if any, of such former Holders and to forward to the Company any responses to such requests received by the Depositary, provided that nothing herein shall be interpreted as obligating the Depositary to provide or obtain any such information not provided to the Depositary by such Holders or former Holders.
                  To the extent that provisions of or governing any Deposited Securities or the applicable rules and regulations of any governmental authority may require the disclosure of or limit beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the Depositary shall use its reasonable efforts to comply with Company instructions as to ADRs in respect of any such enforcement or limitation and Holders shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions.
                  SECTION 3.05. Compliance with Law. Each Holder agrees that
                                -------------------
such Holder is bound by and subject to the Articles of Association of the Company as if such Holder were a holder of Shares, and each Holder agrees to comply with all applicable provisions of Finnish law and the Articles of Association of the Company, including any provision requiring such Holder to disclose within a prescribed period of time an interest in Shares in which their voting participation or their percentage of ownership of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 33-1/3%, 50% or 66-2/3% of such Shares outstanding or such other percentage as may be required from time to time pursuant to any provisions of Finnish law or otherwise. Each Holder acknowledges that failure by a Holder to provide on a timely basis any such required notification of such Holder's interest in Shares may result in the withholding of certain rights in respect of such Holder's ADSs including, without limitation, voting rights and the right to receive dividends or other payments in respect of the Shares represented by such ADSs.

                                   ARTICLE IV
                  RIGHTS RELATING TO THE DEPOSITED SECURITIES;
                     CERTAIN OBLIGATIONS OF THE DEPOSITARY
                     -------------------------------------

                  SECTION 4.01. Power of Attorney. Each Holder, upon acceptance
                                -----------------
of an ADR issued in accordance with the terms hereof, thereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, including but not limited to those set forth in Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Agreement.
                  SECTION 4.02. Cash Distributions; Withholding. Whenever the
                                -------------------------------
Custodian or the Depositary receives any cash dividend or other cash distribution in respect of any Deposited Securities, the Depositary shall promptly, subject to the provisions of Section 4.06, cause such dividend or distribution to be converted into dollars and remitted to the Depositary, and shall promptly distribute the amount thus received to the Holders entitled thereto in proportion to the number of ADSs representing such Deposited Securities held by them respectively; provided, however, that in the event that
                                      --------  -------
the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Holders in respect of the ADSs representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of ADRs then outstanding. The Company or its agent, or the Depositary or its agent, as appropriate, will remit to the appropriate governmental authority or agency in Finland or any other relevant jurisdiction all amounts withheld and owing to such authority or agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies and the Depositary, the Custodian, the Company or its agent may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.
                  SECTION 4.03. Distributions Other than Cash, Shares or Rights.
                                -----------------------------------------------
Whenever the Custodian receives any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary shall, after consultation with the Company, cause the securities or property received by the Custodian to be distributed to the Holders entitled thereto, after deduction or upon payment of the expenses of the Depositary, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the reasonable opinion of the
              --------  -------

Depositary it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Holders) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash; provided that any unsold balance of such securities or property shall be distributed by the Depositary to the Holders entitled thereto, if such distribution is feasible without withholding for or on account of any taxes or other governmental charges and without registration under the Securities Act, in accordance with such equitable and practicable method as the Depositary has adopted.
                  SECTION 4.04.     Distributions in Shares.
                                    -----------------------
                           (a) If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, with the Company's approval, and shall, if the Company shall so request, distribute to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, additional ADRs for an aggregate number of ADSs representing the number of Shares received as such dividend or free distribution, after deduction or upon payment of the expenses of the Depositary; provided, however, that if for any reason (including
                         --------  -------
         any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such Shares must be registered under the Securities Act in order to be distributed to Holders) the Depositary deems such distribution not to be feasible or may not be legally made to some or all Holders, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the Shares thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash in lieu of issuing ADRs for fractional ADSs in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds in dollars, all in the manner and subject to the conditions described in Section 4.02. If additional ADRs are not so distributed (except pursuant to the preceding sentence), each ADS shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.
                           (b) In the event that the Company shall offer to cause to be offered to holders of any Deposited Securities an option to elect to receive dividends in fully-paid Shares instead of cash, the Depositary and the Company will consult to determine whether such option will be made available to Holders, and if such option is to be made available, the procedures to be followed. The offering or any such option to Holders shall be subject to Section 5.09.
                 SECTION 4.05. Rights Distributions. In the event that the
                               --------------------
Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to the Holders entitled thereto by means of warrants or otherwise, subject to
Section 5.09 or in disposing of such rights on behalf of such Holders and distributing the net proceeds in cash to such Holders or, if by the terms of such rights offering or by reason of applicable law, the Depositary may neither make such rights available to such Holders nor dispose of such rights and distribute the net proceeds to such Holders, then the Depositary shall allow the rights to lapse; provided, however, that the Depositary shall, if requested by
                 --------  -------
the Company, take action as follows:
                           (i) if at the time of the offering of any rights the Depositary determines, following consultation with the Company, that it is lawful and feasible to make such rights available to all or certain Holders by means of warrants or otherwise, the Depositary, after deduction or upon payment of the expenses of the Depositary, shall distribute warrants or other instruments therefor in such form as it deems appropriate, in proportion to the number of ADSs representing such Deposited Securities held by such Holders respectively, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders or the sale or resale of securities obtainable upon exercise of such rights by such Holders; or
                           (ii) if at the time of the offering of any rights the Depositary determines, following consultation with the Company, that it is not lawful or not feasible to make such rights available to certain Holders by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary will use its reasonable efforts to sell such rights or such warrants or other instruments at public or private sales, at such place or places and upon such terms as it may deem proper, and, after deduction or upon payment of the expenses of the Depositary, allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02 hereof.
                  If registration under the Securities Act or any other applicable law of the rights or the securities to which any rights relate is required in order for the Company or the Depositary to offer such rights to Holders and to sell to them the securities to which such rights relate, the Depositary will not offer such rights to the Holders unless and until a registration statement is in effect, or unless the offering and sale of such rights or securities to the Holders are exempt from registration under the provisions of the Securities Act. Neither the Company nor the Depositary shall have any obligation to register such rights or such securities under the Securities Act.
                  SECTION 4.06. Conversion of Foreign Currency. Whenever the
                                ------------------------------
Depositary or the Custodian receives currency other than dollars (in this Section referred to as "foreign currency'), by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into dollars which can, at the time of receipt thereof be transferred to the United States and distributed to the Holders entitled thereto, the Depositary shall promptly convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into dollars, and such dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of the foreign currency) shall promptly be distributed to the Holders entitled thereto. Such distribution shall be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.
                  If such conversion with regard to a particular Holder or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable: provided, however, that if such application involves or refers to the Company or is made on behalf of the Company, the Company shall have the opportunity to review and comment on such application before it is filed.
                  If at any time the Depositary determines that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into dollars transferable to the United States and distributable to the Holders entitled thereto, or if any approval or license of any government or authority or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may in its discretion, but subject to applicable laws and regulations, either distribute the foreign currency (or any appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to, or hold such foreign currency (without liability for interest) for the respective accounts of, the Holders entitled to receive the same.
                  If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some Holders entitled thereto, the

Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Holders for whom such conversion and distribution is practicable and may distribute the balance of the foreign currency received by the Depositary or the Custodian to, or hold such balance (without liability for interest thereon) for the respective accounts of, the Holders for whom such conversion and distribution is not practicable.
                  SECTION 4.07. Fixing of Record Date. Whenever any cash
                                ---------------------
dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights are to be issued with respect to the Deposited Securities, or whenever, for any reason, the Depositary causes a change in the number of Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary finds it necessary or convenient in respect of any matter, the Depositary shall fix a record date after consultation with the Company (which shall, to the extent practicable, be the same as the corresponding record date set by the Company) for the determination of the Holders who will be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to give instructions for the exercise of voting rights at any such meeting, or to receive information as to such meeting. Subject to the provisions of Sections
4.02 through 4.06 and to the other terms and conditions of this Agreement, the Holders on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof, to give instructions for the exercise of any voting rights or to exercise the rights of Holders hereunder with respect to such changed number of Shares represented by each ADS, in each case in proportion to the number of ADSs held by them respectively.
                  SECTION 4.08. Voting of Deposited Securities. Upon receipt of
                                ------------------------------
notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall, as soon as practicable thereafter, distribute to the Holders of Receipts (A) a notice in English which shall contain (i) such information as is contained in such notice of meeting, and (ii) a statement that the Holders as of the close of business in New York on a record date established by the Depositary pursuant to the terms of this Deposit Agreement will be entitled, subject to any applicable provisions of Finnish law and the Articles of Association of the Company and the terms of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by such Holder's ADSs, (B) a voting instructions card to be prepared by the Depositary and the Company (a "Voting Card") setting forth, inter alia, the date
                                                            -----------
established by the Depositary for the receipt of such Voting Card (the "Cut-off-Date") and (C) copies or summaries in English of any materials provided by the Company for the purpose of enabling the Holders to give instructions for the exercise of such voting rights. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares.
                  As a precondition for exercising any voting rights, any persons holding ADSs who are not the Holders of the Receipt(s) registered in name on the books of the Depositary evidencing such ADSs (e.g., persons holding their ADSs through The Depository Trust Company) must arrange for the delivery in a blocked account ("Blocking"), established for such purposes by the Depositary, of the relevant number of ADSs for the period to commence and end on dates to be fixed by the Depositary (on dates which shall be as near as practicable to the corresponding dates established by the Company in respect of the Shares) after consultation with the Company and set forth on the Voting Card (the "Blocking Period") to allow for such Holder's ADSs to be temporarily exchanged for Shares and such Shares to be registered in such Holder's name on the Finnish Book-Entry Securities System (the "Re-registration"). The Depositary will use its best efforts to implement and maintain procedures to allow for the Blocking of ADSs as contemplated by the preceding sentence. Holders of Receipts registered in the name on the books of the Depositary (other than the Depository Trust Company) will not, as a precondition for exercising voting rights, be required to deliver their ADSs to the Depositary for Blocking but will be required to irrevocably instruct the Depositary not to transfer the Receipts (and not to cancel such Receipts upon receipt of cancellation and withdrawal instructions) evidencing the ADSs in respect of which voting instructions have been given ("Stop Transfer Instructions") to allow for Re-registration. The Depositary shall, upon receipt of such Stop Transfer Instructions, refuse to transfer (and cancel Receipts upon receipt of cancellation and withdrawal instructions) the Receipts indicated in such Stop Transfer Instructions, during the Blocking Period.
                  The Depositary shall not be responsible if any such instructions are not carried out or for the manner in which instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith. Each Holder agrees that neither the Depositary nor the Custodian shall have any responsibility for any Shares that are transferred to the account of any Holder in the Finnish Book-Entry Securities System pursuant to any such instructions.
                  Upon receipt by the Depositary from a Holder of ADSs of (i) a properly completed Voting Card on or before the Cut-off Date and (ii) either the requisite number of ADSs delivered for Blocking or duly completed Stop Transfer Instructions, the Depositary will, in respect of such ADSs, forward the voting instructions contained in the Voting Card to the Custodian and will instruct the Custodian to use its best efforts, insofar as practical and permitted under any applicable provisions of law and the Articles of Association of the Company, to vote or cause to be voted the Shares represented by such ADSs in accordance with the instructions set forth in such Voting Card. The Depositary will only vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, Shares represented by ADSs in respect of which a properly completed Voting Card has been received. In the case of a Voting Card received in respect of any holder of ADSs who is not the Holder of the Receipt evidencing such ADSs on the books of the Depositary, the Depositary will not vote or cause to be voted the number of Shares represented by such ADSs unless the Depositary has received verification that such number of ADSs has been deposited in a blocked account for the Blocking Period by such person. The Depositary will not vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, Shares represented by ADSs in respect of which the Voting Card is not properly completed or in respect of which (and to the extent) the voting instructions included in the Voting Card are illegible or unclear.

                  The Depositary will use its best efforts to cooperate with any information agent retained by the Company in connection with the distribution of voting materials as contemplated by this Section.
                  Holders of ADSs who wish to attend any meeting of the Company's shareholders in person will need to (1) withdraw the Deposited Securities represented by their ADSs pursuant to Section 2.05 of this Agreement and (2) make separate arrangements with the Company regarding the Company's voting procedures.
                  Notwithstanding anything in this Deposit Agreement to the contrary, the Depositary and the Company may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with United States law or the Articles of Association of the Company.
                  SECTION 4.09. Changes Affecting Deposited Securities. In
                                --------------------------------------
circumstances where the provisions of Section 4.04 do not apply, upon any change in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation of the Company or sale of assets by the Company, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities, and, subject to the terms of this Agreement and applicable laws (including any registration requirements under the Securities Act), the ADSs shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional or new ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, with the Company's approval, and shall, at the Company's request, execute and deliver additional ADRs, as in the case of a stock dividend on the Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.
                  Immediately upon the occurrence of any such change, conversion or exchange covered by this Section in respect of the Deposited Securities, the Depositary shall give notice thereof in writing, at the Company's expense, to all Holders. Notwithstanding the foregoing, in the event that any security so received may not be lawfully represented by ADSs, the Depositary may, following consultation with the Company, sell such securities at a public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sale for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02.
                  SECTION 4.10. Transmittal by the Depositary of Company
                                ----------------------------------------
Notices, Reports and Communications. The Depositary shall make available for
-----------------------------------
inspection by Holders at its Principal Office and at the office of each Custodian copies of this Agreement, any notices, reports or communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, Custodian or Nominee, as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders copies of such notices, reports and communications when furnished by the Company to the Depositary pursuant to Section 5.08.
                  SECTION 4.11. Withholding. Notwithstanding any other provision
                                -----------
of this Agreement, in the event that the Depositary determines that any distribution of property (including Shares, rights to subscribe therefor and other securities) is subject to any tax or governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares, rights to subscribe therefor and other securities) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, including by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Holders entitled thereto in proportion to the number of ADSs held by them respectively and the Depositary shall, if feasible without withholding for or on account of taxes or other governmental charges, without registration of such Shares or other securities under the Securities Act and otherwise in compliance with applicable law, distribute any unsold balance of such property in accordance with the provisions of this Agreement.
                  The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies.
                  Notwithstanding any other provision of this Agreement, before making any distribution or other payment on any Deposited Securities, the Company may make such deductions (if any) which, by the laws of Finland, the Company is required to make in respect of any income, capital gains or other taxes and the Company may also deduct the amount of any tax or governmental charges payable by the Company or for which the Company might be made liable in respect of such distribution or other payment or any document signed in connection therewith. In making such deductions, the Company shall have no obligation to any Holder to apply a rate under any treaty or other arrangement between Finland and the country within which such Holder is resident unless such Holder has timely provided to the Company evidence of the residency of such Holder that is satisfactory to the relevant tax authorities of Finland.


                                   ARTICLE V
                   DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                   -----------------------------------------
                  SECTION 5.01. Maintenance of Office and Transfer Books by the
                                -----------------------------------------------
Depositary. Until termination of this Agreement in accordance with its terms,
----------
the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of ADRs in accordance with the provisions of this Agreement.
                  The Depositary shall keep books at its Principal Office for the registration of ADRs and transfers of ADRs which at all reasonable times shall be open for inspection by Holders and the Company, provided that such inspection shall not to the Depositary's knowledge be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Agreement or the ADRs.

                  Upon giving notice to the Company, the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or when requested by the Company.
                  If any ADSs are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or appoint a Registrar or one or more co-Registrars for registration of such ADSs in accordance with any requirements of such exchange or exchanges or system or systems. Such Registrar or co-Registrars may be removed and a substitute or substitutes appointed by the Depositary.
                  SECTION 5.02. Lists of Holders. Promptly upon request by the
                                ----------------
Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of ADSs by all persons in whose names ADRs are registered on the books of the Depositary. Any other records maintained by the Depositary, the Registrar, any co-registrar or any co-transfer agent under this Agreement shall be made available to the Company upon reasonable request for inspection or for the acquisition of copies.
                  SECTION 5.03. Obligations of the Depositary, the Custodian and
                                ------------------------------------------------
the Company. The Company assumes no obligation nor shall it be subject to any
-----------
liability under this Agreement or the ADRs to Holders, except that it agrees to act in good faith and without negligence in the performance of its obligations set forth in this Agreement.
                  Each of the Depositary and the Custodian assume no obligation nor shall they be subject to any liability under this Agreement or the ADRs to Holders (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that they agree to act in good faith and without negligence in the performance of its duties set forth in this Agreement.
                  The Depositary, the Company and the Custodian undertake to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Depositary, the Company or the Custodian.
                  Neither the Depositary, the Custodian nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.
                  Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or Beneficial Owner, or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary and its agents, the Custodian and its agents and the Company and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
                  SECTION 5.04. Prevention or Delay in Performance by the
                                -----------------------------------------
Depositary or the Company. Neither the Depositary, the Custodian nor the Company
-------------------------
shall incur any liability to any Holder if, by reason of any provision of any present or future law of the United States, Finland or any other country or jurisdiction, or of any other governmental authority, or by reason of any provision, present or future, of the Articles of Association of the Company, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company is prevented, delayed or forbidden from doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed; nor shall the Depositary, the Custodian or the Company incur any liability to any Holder by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.
                  SECTION 5.05. Resignation and Removal of the Depositary;
                                -----------------------------------------
Appointment of Successor Depositary. The Depositary may at any time resign as
-----------------------------------
Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the later of 60 days after the giving of such notice and the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.
                  The Depositary may at any time be removed by the Company by written notice of such removal which shall become effective upon the later of 60 days after the giving of such notice and the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.
                  In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its reasonable efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Holders of all outstanding ADRs and such other books and records maintained by such predecessor with respect to its function as Depositary hereunder. Any such successor depositary shall at its own cost promptly mail notice of its appointment to the Holders. Notwithstanding the foregoing, any such resignation or removal and appointment of a successor depositary shall not relieve the prior depositary from its obligations and liabilities pursuant to Section 5.10.
                 Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
                  SECTION 5.06.     Charges of Depositary.  (a) The Holders
                                    ---------------------
shall pay:
                           (i) the fees of the Depositary for the execution and delivery of ADRs in respect of deposits of Shares pursuant to Section

         2.03 (including, without limitation, Shares received as a dividend or distribution pursuant to Section 4.04 or upon exercise of rights pursuant to Section 4.05, in each case to be paid by the person to whom ADRs are delivered) and for the surrender of ADRs for the purpose of withdrawal of Deposited Securities pursuant to Section 2.05 (to be paid by the person surrendering ADRs for delivery of Deposited Securities), which in each case shall not exceed $5.00 for each 100 ADSs or portion thereof;
                           (ii) the reasonable expenses of the Depositary upon the distribution to Holders of dividends (other than cash dividends) or other property received from the Company in respect of Deposited Securities (or the proceeds thereof) or the sale or exercise of rights or other action by the Company involving distributions to holders of Deposited Securities calculated on a per-ADS basis;
                           (iii)    taxes and other governmental charges;
                           (iv) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the register or registers of the Company and accordingly applicable to transfers of Shares to or from the name of the Depositary or its nominee or the Custodian or its nominee upon the deposit of Shares pursuant to Section 2.02 or the delivery of shares against surrender of ADRs pursuant to Section 2.05;
                           (v) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in this Agreement to be at the expense of persons depositing Shares or Holders of Receipts or as are incurred at the request of such persons or Holders; and
                           (vi) the expenses incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.06.
                  (b) Any other charges and expenses of the Depositary and its agents hereunder will be paid by the Depositary or paid by the Company in accordance with agreements in writing to be entered into between the Company and the Depositary from time to time.
                  Unless otherwise agreed, the Depositary shall present its statement for such expenses and fees or charges to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

                  The fees of the Depositary and the allocation of expenses of the Depositary may at any time and from time to time be changed by written agreement between the Company and the Depositary, subject to and in accordance with Section 6.01.
                  SECTION 5.07.     The  Custodian.  The  Depositary,  upon the
                                    --------------
written request or with the written approval of the Company, shall from time to time appoint one or more agents to act for it as Custodian hereunder. The Depositary has initially appointed Merita-Nordbanken Group as custodian and agent of the Depositary for the purpose of this Agreement. The Custodian in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Custodian may resign and be discharged from its duties hereunder by prior written notice of its election to do so delivered to the Depositary; such resignation to take effect upon the appointment of a successor Custodian and its acceptance of such appointment as hereinafter provided. If upon such notice of resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice and with the approval of the Company, appoint a substitute custodian that is organized under the laws of Finland which shall thereafter be the Custodian hereunder. The Depositary, upon the written request or with written approval of the Company, when it reasonably appears to be in the best interest of the Holders to do so, may discharge any Custodian hereunder and appoint a substitute or an additional custodian, which shall thereafter be a Custodian hereunder. The Depositary will cause any Custodian ceasing to act as Custodian hereunder to deliver all Deposited Securities held by it and all other books and records maintained by it with respect to its function as Custodian hereunder to a Custodian continuing to act upon the instruction of the Depositary. Immediately upon any change, the Depositary shall at its own expense give notice thereof in writing to all Holders.
                  Upon the appointment of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

                  SECTION 5.08. Notices, Reports and Communications. On or
                                -----------------------------------
before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or of other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company agrees to transmit to the Depositary and the Custodian an English-language copy of the notice thereof in the form given or to be given to holders of Shares or of other Deposited Securities.
                  The Company, at the Company's expense, shall also arrange for the prompt transmittal to the Depositary of sufficient copies in English of such notices and any other notices, reports and communications which are made generally available by the Company to holders of Shares (including, without limitation, the Company's annual report containing a description of its operations and annual audited financial statements) to enable the Depositary to mail copies thereof to all Holders in a timely manner. The Depositary shall arrange at the Company's expense for prompt mailing of such copies thereof to all Holders, or, at the reasonable request and at the expense of the Company, shall make such notices, reports and communications available to all Holders in the same manner as the Company makes them generally available to holders of Shares or on such other basis as the Company may advise the Depositary as being required by any law or regulation or any requirement of any stock exchange or other market to which the Company may be subject, subject to any limitations imposed by U.S. law. The Depositary may, at the Company's expense, obtain English translations of any notices, reports or communications from the Company which are not initially furnished to the Depositary in English text.
                 SECTION 5.09. Issuance of Additional Shares; Legal Opinions. In
                               ---------------------------------------------
the event of any future issuance for value of additional Shares or of other securities (including rights and convertible or exchangeable securities) as a dividend or distribution with respect to the Shares or other Deposited Securities represented by ADSs, the Depositary shall not distribute any such additional Shares or other securities to the Holders unless the Depositary shall have received a written opinion from counsel in the United States selected by the Company, which counsel shall be satisfactory to the Depositary and the Company, at the cost of the Company, stating whether or not the circumstances of such issue are such as to make it necessary for a registration statement under the Securities Act to be in effect prior to making such dividend or distribution available to the Holders entitled thereto and, if in the opinion of such counsel a registration statement is required, stating that there is a registration statement in effect which will cover the issuance of such securities.
                  The Company agrees with the Depositary that neither the Company nor any affiliate of the Company will at any time deposit any Shares either upon original issuance or upon a sale of Shares previously issued and reacquired by the Company or an affiliate of the Company, unless (i) a registration statement is in effect as to such Shares under the Securities Act,
(ii) such deposit, and the issuance of ADSs in respect thereof, is exempt from registration under the Securities Act (as confirmed by an opinion of U.S. counsel) or (iii) the Company directs the Depositary to adopt an alternative method of distributing such Shares, as contemplated by the proviso to Section 4.04.
                  SECTION 5.10. Indemnification. The Company agrees to indemnify
                                ---------------
each of the Depositary and Custodian and their respective officers, directors and employees against, and hold each of them harmless from, any liability or expense which may arise out of acts performed or omitted in connection with this Agreement or the ADRs, as the same may be amended, modified or supplemented from time to time, in any such case, (i) by either the Depositary or any Custodian, except for any liability or expense arising out of the negligence or bad faith of either of them, or (ii) by the Company.
                  The Depositary agrees to indemnify the Company and its officers, directors and employees and hold them harmless from any liability or expense which may arise out of acts performed or omitted by the Depositary due to the negligence or bad faith of the Depositary or any of its agents.
                  Any person seeking indemnification hereunder (an "indemnified person') shall notify me person from whom it is seeking indemnification (the "indemnifying person') of the commencement of any indemnifiable action or claim as soon as practicable after such indemnified person becomes aware of such commencement and such indemnifying party shall be entitled to participate in such action and, to the extent that it wishes, to assume defense thereof with counsel reasonably satisfactory to the indemnified party; provided, however,
                                                          --------  -------
that the indemnifying party shall not be entitled to assume such defense if the indemnified party reasonably objects on the ground that there may be legal defenses available to it which are different from or in addition to those available to the indemnifying party. In all circumstances, all other parties hereto shall provide to the party against whom such action or claim is brought or threatened to be brought such information and assistance as such party shall reasonably request, subject to the provisions of the indemnity contained in this
Section 5.10. Each party shall, to the extent reasonable, practicable and consistent with such party's legal obligations and responsibilities, in all circumstances consult with each of the other parties as and when reasonably requested by such party in respect of any action or claim referred to in this
Section 5.10. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, unless the indemnified party objects within a reasonable period as provided above, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense or investigation thereof. In no event shall the indemnifying party, in connection with any one such proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for fees and expenses of more than one counsel for the indemnified parties (in addition to one local counsel in each such jurisdiction). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld.
                  The obligations set forth in this Section 5.10 shall survive the termination of this Agreement and the succession or substitution of any person indemnified hereby.
                  SECTION 5.11. Certain Rights of the Depositary: Limitations.
                                ---------------------------------------------
The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADSs. The Depositary may execute and deliver ADRs against evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records on behalf of the Company in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. Neither the Depositary nor the Custodian shall lend Shares or ADSs: provided,
                                                                    --------
however, the Depositary reserves the right to (i) execute and deliver ADRs prior
-------
to the receipt of Shares pursuant to Section 2.02 and (ii) deliver Shares prior to the receipt and cancellation of ADRs pursuant to Section 2.05, including ADRs which were issued under (i) above but for which Shares may not have been received. The Depositary may receive ADRs in lieu of Shares under (i) above and receive Shares in lieu of ADRs under (ii) above. Each such transaction shall be
(a) accompanied by (x) a written representation by the person or entity (the "Applicant") to whom ADRs are issued or Shares delivered that at the time the Depositary executes and delivers such ADRs or delivers such Shares, the applicant or its customer owns the Shares or ADRs to be delivered to the Depositary, or (y) such evidence of ownership of Shares or ADRs as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares or ADRs in trust for the Depositary until their delivery to the Depositary or Custodian and reflect on its records the Depositary as owner of such Shares or ADRs and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days' notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of ADRs executed and delivered by it under (i) above and outstanding at any time, generally will not exceed thirty percent (30%) of the ADRs executed and delivered by the Depositary and with respect to which Shares are on deposit with the Depositary or Custodian; provided, however, that the
                                                 --------  -------
Depositary reserves the right to change or disregard such limit from time to time as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of ADRs and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.
                  Collateral provided by an Applicant for ADRs or Shares, but not the earnings thereon, shall be held for the benefit of the Holder. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.

                  SECTION 5.12. Agents of the Depositary. The Depositary may
                                ------------------------
perform its obligations under this Agreement through any agent or agents appointed by it, provided that the Depositary shall notify the Company in writing of such appointment and shall remain responsible for the performance of such obligations as if no such agent or agents were appointed.


                                   ARTICLE VI
                           AMENDMENT AND TERMINATION
                           -------------------------
                  SECTION 6.01. Amendment. The form of the ADRs and any provisions of this Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary for the issuance, execution and delivery of ADRs and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding ADRs until the expiration of
30 days after notice of such amendment shall have been given to the Holders. Every Holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by this Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive therefor the Deposited Securities represented by the ADSs evidenced thereby, except in order to comply with mandatory provisions of applicable law.
                  SECTION 6.02. Termination. The Depositary shall at any time at
                                -----------
the direction of the Company terminate this Agreement by mailing notice of such termination to the Holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Agreement if at any time 90 days after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.05. On and after the date of termination, the Holder of an ADR will, upon (a) surrender of such ADR at the Principal Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of ADRs referred to in Section 5.06, and (c) payment of any applicable taxes or governmental charges, be entitled, subject to the terms of this Agreement, to delivery, to him or upon his order, of the Deposited Securities represented by the ADSs evidenced by such surrendered ADR. If any ADRs shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of ADRs, shall suspend the distribution of dividends to the Holders thereof, shall not accept deposits of Shares (and shall instruct each Custodian to act accordingly), and shall not give any further notices (except to advise Holders of such termination) or perform any further acts under this Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell property and rights and convert Deposited Securities into cash as provided in this Agreement, and shall deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property (in all such cases, without liabilities for interest), in exchange for ADRs surrendered to the Depositary. As soon as practicable after the expiration of one year from the date of termination, the Depositary shall sell the Deposited Securities then held hereunder and thereafter hold the net proceeds of any such sale, together with any other cash then held by it hereunder, without liability for interest, for the pro rata benefit of the Holders of ADRs which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Agreement, except to account for such net proceeds and other cash. Upon the termination of this Agreement, the Company shall be discharged from all obligations under this Agreement except for its obligations to the Depositary under Sections 5.06 and 5.10 hereof. The obligations of the Depositary under Section 5.10 hereof shall survive the termination of this Agreement.


                                   ARTICLE VII
                                 MISCELLANEOUS
                                 -------------

                  SECTION 7.01. Counterparts. This Agreement may be executed in
                                ------------
any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this

Agreement shall be filed with the Depositary and each Custodian and shall be open to inspection by any Holder at the Principal Office of the Depositary and the principal office of any Custodian during business hours.
                  SECTION 7.02. No Third-Party Beneficiaries. This Agreement is
                                ----------------------------
for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person, except as expressly provided in Section 4.12 with respect to the right to receive upon request certain information with respect to the Company.
                  SECTION 7.03. Severability. In case any one or more of the
                                ------------
provisions contained in this Agreement or in the ADRs should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.
                  SECTION 7.04.     Holders as Parties;  Binding  Effect.  The
                                    ------------------------------------
Holders shall be parties to this Agreement and shall be bound by all of the terms and conditions hereof and of the ADRs by acceptance of an ADR.
                  SECTION 7.05. Notices. Any and all notices to be given to the
                                -------
Company shall be in writing and shall be deemed to have been duly given if delivered by hand, by a recognized international courier service, or by telex or facsimile transmission confirmed by letter sent by air courier, addressed to Nokia Corporation, Keilalahdentie 4, FIN-02150 Espoo, Helsinki Finland, Attention Ursula Ranin (facsimile number 011-358-9-605 042 or 011-358-9-622-4073) or to any other address which the Company may specify in writing.
                  Any and all notices to be given to the Depositary shall be in writing and shall be deemed to have been duly given if delivered, by hand, by a recognized international courier service, or by telex or facsimile transmission confirmed by letter sent by air courier, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, Attention: ADR Department (telex number: ITT: 420392; RCA: 235530; facsimile number:
(212) 825-5398), or to any other address which the Depositary may specify in writing.

                  Any and all notices to be given to any Holder shall be in writing and shall be deemed to have been duly given if delivered by hand, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.
                  Delivery of a notice sent by mail shall be deemed to be effective three days (in the case of domestic mail) or seven days (in the case of overseas mail) after dispatch; a notice sent by air courier shall be deemed to be effective on the date of receipt specified by any return receipt of such courier; and any notice sent by telex or facsimile transmission as provided in this Section shall be deemed to be effective 24 hours after dispatch. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.
                  SECTION 7.06. Governing Law. This Agreement and the ADRs shall
                                -------------
be interpreted and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York without regard to the principles of conflicts of laws thereof.
                  SECTION 7.07.     Prohibition  of Assignment.  The Depositary
                                    --------------------------
may not assign or otherwise transfer any of its rights or obligations hereunder, except as otherwise provided herein or with the prior written consent of the Company.
                  SECTION 7.08. Compliance With U.S. Securities Laws.
                                ------------------------------------
Notwithstanding anything in this Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

                  IN WITNESS WHEREOF, NOKIA CORPORATION and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of ADRs issued in accordance with the terms hereof.


                                                NOKIA CORPORATION

                                                By:      /s/ Ursula Ranin
                                                   -----------------------------
                                                Name:    Ursula Ranin

                                                Title:   Vice President,
                                                         General Counsel




                                                By:      /s/ Maija Torkko
                                                    ----------------------------
                                                Name:    Maija Torkko

                                                Title:   Senior Vice President,
                                                         Corporate Controller



                                                CITIBANK, N.A.

                                                By:      /s/ Brian T. Teitelbaum
                                                    ----------------------------
                                                Name:    Brian T. Teitelbaum

                                                Title:   Vice Presient

                  IN WITNESS WHEREOF, NOKIA CORPORATION and CITIBANK, N.A. have duly executed this Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of ADRs issued in accordance with the terms hereof.


                                                NOKIA CORPORATION

                                                By:
                                                    ----------------------------
                                                Name:

                                                Title:


                                                By:
                                                    ----------------------------
                                                Name:

                                                Title:



                                                CITIBANK, N.A.

                                                By:
                                                    ----------------------------
                                                Name:
                                                Title:   Vice President

                                   EXHIBIT A



Number _____                                                    CUSIP ________



                                                AMERICAN DEPOSITARY SHARES (EACH
                                                AMERICAN DEPOSITARY SHARE
                                                REPRESENTING ONE SHARE)


                             (FORM OF FACE OF ADR)
                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           American Depositary Shares

                                  representing

                             SHARES, NOMINAL VALUE

                            EURO 0.24 PER SHARE, OF

                               NOKIA CORPORATION

                (Incorporated in Finland with limited liability)

                  CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as Depositary (the "Depositary"), hereby certifies that ___________________ is the owner of ___________________ American Depositary Shares ("ADSs"), representing deposited shares, nominal value EUR 0.24 per share, or evidence of the right to receive such shares ("Shares"), of Nokia Corporation, a corporation organized under the laws of Finland (the "Company"). At the date of the Agreement (as defined below), each American Depositary Share represents one Share deposited under the Agreement with a Custodian, which at the date of execution of the Amended and Restated Deposit Agreement, is Merita-Nordbanken Group (the "Custodian"). The number of Shares represented by each ADS is subject to change as provided in
Article IV of the Agreement.
                  (1) The Deposit Agreement. This American Depositary Receipt is
                      ---------------------
one of an issue (herein called the "ADRs"), all issued and to be issued upon the terms and conditions set forth in the Amended and Restated Deposit Agreement, dated as of March 28,2000 (the "Amended and Restated Deposit Agreement"), by and among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder, each of whom by accepting an ADR agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Agreement sets forth the rights of Holders of the ADRs and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Agreement are on file at the Principal Office of the Depositary and at the principal office of the Custodian. The statements made on the face and the reverse of this ADR are summaries of certain provisions of the Agreement and are qualified by and subject to the detailed provisions of the Agreement, to which reference is hereby made. Terms defined in the Agreement and not otherwise defined herein have the same defined meanings set forth in the Agreement.
                  (2) Surrender of ADRs and Withdrawal of Deposited Securities.
                      --------------------------------------------------------
Upon surrender at the Principal Office of the Depositary of this ADR or for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by this ADR, and upon payment of the fee of the Depositary for the surrender of ADSs and withdrawal of Deposited Securities and payment of all taxes and governmental charges payable in connection with such surrender, and subject to the terms and conditions of the Agreement, such Holder will be entitled to (i) delivery of the Shares represented by the ADSs evidenced by such ADRs by book-entry credit to an account specified by such Holder within the Finnish Book-Entry Securities System and (ii) physical delivery to him or upon his order or, if available, to electronic transfer to an account designated by such person, of any other Deposited Securities so represented. Such delivery of Deposited Securities will be made promptly, as hereinafter provided. Each Holder requesting delivery of Deposited Securities against surrender of an ADR must deliver to the Depositary a written order containing delivery instructions. An ADR surrendered received for such purposes may be required by the Depositary to be properly endorsed or accompanied by properly executed instruments of transfer.
                  Upon the receipt of such order and compliance with the terms of this paragraph (2) the Depositary will direct the Custodian to make such book-entry transfer, deliver at the principal office of such Custodian or make an electronic transfer as provided above, in each case subject to the terms and conditions of the Agreement, to or upon the written order of the person or persons designated in such written instructions, such Deposited Securities, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any cash dividends or distributions with respect to the Deposited Securities, or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.
                  At the request, risk and expense of any Holder so surrendering an ADR, and for the account of such Holder the Depositary will direct the Custodian to forward certificate or certificates (if certificated Shares or other Deposited Securities may be delivered and other proper documents of title, if any, for such Deposited Securities to the Depositary for delivery at the Principal Office of the Depositary. Such direction may be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.
                  The Depositary will not accept surrender of ADRs for the purpose of withdrawal of less than one Share or one other Deposited Security. In addition, the Depositary will only honor requests for withdrawal of whole numbers of Shares. An ADR surrendered by a Holder thereof and received by the Depositary for such purposes may be required by the Depositary to be properly endorsed or accompanied by properly endorsed or accompanied by properly executed instruments of transfer.
                  (3) Transfers, Split-ups and Combinations. Subject to the
                      -------------------------------------
limitations stated herein and in the Agreement, this ADR is transferable on the books of the Depositary by the Holder hereof in person or by duly authorized attorney, upon surrender of this ADR properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice) and duly stamped as may be required by any applicable law. Upon notice to the Company, the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Agreement or when requested by the Company. This ADR may be split into other ADRs or may be combined with other ADRs into one ADR, representing the same aggregate number of ADSs and registered in the name of the same Holder as the ADR or ADRs surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any ADR for the purpose of withdrawal of any Deposited Securities, the Depositary or the

Custodian may require payment from the depositor of Shares or the presenter of an ADR or the presenter of written instructions of a sum sufficient to pay or reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable fees as provided in Paragraph (8) of this ADR, may require the production of proof satisfactory to it as to the identity and genuineness of any signature, including but not limited to a signature guarantee in accordance with industry practice, and may also require compliance with any laws or governmental regulations relating to depositary receipts in general or to the withdrawal of Deposited Securities.
                  (4) Limitations on Distributions, Transfers and Withdrawals.
                      -------------------------------------------------------
The Depositary may refuse to register the transfer of any ADR, or make any distribution of, or related to. Deposited Securities or any withdrawal of Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, payment of applicable taxes or governmental charges, legal or beneficial ownership or other information as it or the Company may deem necessary or proper. Notwithstanding anything in the Agreement or this ADR to the contrary, the registration of transfer of ADRs in particular instances may be refused, or the registration of transfer generally may be suspended, or the surrender of outstanding ADRs for the purpose of withdrawal of Deposited Securities may be suspended, but only as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) payment of fees, taxes and similar charges, or (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities, in each case subject to the provisions of the following paragraph and General Instruction I.A.(1) of Form F-6 under the Securities Act.
                  Without limitation of the foregoing, except as provided by
Section 2.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall knowingly accept for deposit under the Agreement any Shares required to be registered under the Securities Act prior to being offered and sold publicly in the United States unless a registration statement is in effect as to such Shares.
                  (5) Liability of Holder For Taxes and Other Charges. If any
                      -----------------------------------------------
Finnish or other tax or governmental charge shall become payable with respect hereto or to any Deposited Securities represented by the ADSs evidenced hereby, such tax or other governmental charge shall be payable by the Holder hereof to the Depositary and any Beneficial Owner hereof shall be liable to the Holder therefor. The Depositary may refuse, and the Company shall be under no obligation, to effect any registration of transfer of all or any part of this ADR or any withdrawal of Deposited Securities represented by the ADSs evidenced hereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the ADSs evidenced hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder and the Beneficial Owners hereof remaining liable for any deficiency.
                  (6) Warranties by Deposit of Shares. Each person depositing
                      -------------------------------
Shares under this Agreement shall be deemed thereby to represent and warrant that (i) such Shares and each certificate therefor are free and clear of any lien, encumbrance, security interest, charge, mortgage, pledge or restriction on transfer, (ii) such Shares have been fully paid and are nonassessable, (iii) the person making such deposit is duly authorized to do so, and (iv) except as contemplated by Section 2.10 of the Deposit Agreement, the deposit of such Shares or sale of ADRs issuable upon such deposit is not restricted under the Securities Act. Such representations and warranties shall survive the deposit of Shares and the issuance or cancellation of ADRs.
                  (7) Compliance with Law. Each Holder agrees that such Holder
                      -------------------
is bound by and subject to the Articles of Association of the Company as if such Holder were a holder of Shares, and each Holder agrees to comply with all applicable provisions of Finnish law and the Articles of Association of the Company, including any provision requiring such Holder to disclose within a prescribed period of time an interest in Shares in which their voting participation or their percentage of ownership of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 33-1/3%, 50% or 66-2/3% of such Shares outstanding or such other percentage as may be required from time to time pursuant to any provisions of Finnish law or otherwise. Each Holder acknowledges that failure by a Holder to provide on a timely basis any such required notification of such Holder's interest in Shares may result in the withholding of certain rights in respect of such Holder's ADSs including, without limitation, voting rights and the right to receive dividends or other payments in respect of the Shares represented by such ADSs.
                  (8) Charges of Depositary. Holders or Beneficial Owners shall
                      ---------------------
pay (i) the fees of the Depositary for the execution and delivery of ADRs in respect of deposits of Shares (including, without limitation, Shares received as a dividend or distribution pursuant to Section 4.04 of the Agreement or upon exercise of rights pursuant to Section 4.05 of the Agreement, in each case to be paid by the person to whom ADRs are delivered) and for the surrender of ADRs for the purpose of withdrawal of Deposited Securities (to be paid by the person surrendering ADRs for delivery of Deposited Securities), which in each case will not exceed $5.00 for each 100 ADSs or portion thereof; (ii) reasonable expenses of the Depositary upon the distribution to Holders of dividends or other property received from the Company in respect of Deposited Securities (or proceeds thereof) or the sale or exercise of rights or other action by the Company involving distributions to holders of Deposited Securities, calculated on a per-ADS basis; (iii) taxes and other governmental charges; (iv) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the register or registers of the Company and accordingly applicable to transfers of Shares to or from the name of the Depositary or its nominee or the Custodian or its nominee upon the deposit of Shares or the delivery of shares against surrender of ADSs; (v) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Agreement to be at the expense of persons depositing Shares or Holders or Receipts or as are incurred at the request of such persons or Holders; and (vi) the expenses incurred by the Depositary in the conversion of foreign currency. Subject to the limitation described in paragraph (22), all such charges may be changed by agreement between the Depositary and the Company at any time and from time to time.
                  (9) Title to ADRs. Subject to the limitations set forth herein
                      -------------
or in the Agreement, it is a condition of this ADR, and every successive Holder hereof by accepting or holding the same consents and agrees that when properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice) title to this ADR (and to each ADS evidenced hereby) is transferable by delivery with the same effect as in the case of a negotiable instrument in accordance with the laws of the State of New York; provided, however, that the Company and the Depositary,
                   --------  -------
notwithstanding any notice to the contrary, may deem and treat the Holder of this ADR as the absolute owner hereof for any purpose, including, without limitation, the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Agreement and neither the Depositary nor the Company shall have any obligation or be subject to any liability under the Agreement to any holder hereof unless such holder is the Holder hereof.
                  (10) Validity of ADR. This ADR shall not be entitled to any
                       ---------------
benefits under the Agreement or be valid or obligatory for any purpose, unless this ADR has been executed by the Depositary by the manual signature of a duly authorized signatory or, if a Registrar for the ADRs has been appointed, such signature may be a facsimile if this ADR is countersigned by the manual signature of a duly authorized signatory of such Registrar.
                  (11) Disclosure of Beneficial Ownership. The Company and the
                       ----------------------------------
Depositary may from time to time request the Holder or former Holders hereof to provide information as to the capacity in which they hold or held ADRs and regarding the identity of any other persons then or previously holding any beneficial or other interest in such ADRs and the nature of such interest and various other matters. Each such Holder agrees to provide any such information reasonably requested by the Company or the Depositary pursuant to the Agreement whether or not still a Holder at the time of such request. The Depositary may enforce disclosure of beneficial or other ownership of ADRs by blocking transfer, voting and other rights when so instructed by the Company.
                  (12) Available Information. The Company is subject to the
                       ---------------------
periodic reporting and other informational requirements of the Securities

Exchange Act and is required to file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549.

Dated:

CITIBANK, N.A.,                                      CITIBANK, N.A.,
Transfer Agent and Registrar                         as Depositary

By:                                                  By:
    ------------------------                            ------------------------
      Authorized Signatory                                Vice President

                  The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043.

                            [FORM OF REVERSE OF ADR]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                                OF THE AGREEMENT
                  (13) Dividends and Distributions: Rights. Whenever the
                       -----------------------------------
Custodian or the Depositary receives any cash dividend or other cash distribution in respect of any Deposited Securities, the Depositary shall promptly, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into dollars which can, at the time of receipt thereof be transferred to the United States and distributed to the Holders entitled thereto and, subject to the provisions of the Deposit Agreement, convert or cause to be converted such foreign currency into dollars and will distribute promptly the amount thus received and any other dollars received by the Custodian or Depositary in respect of Deposited Securities (less any reasonable and customary expenses incurred by the Depositary in converting such foreign currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them respectively; provided, however, that the amount distributed will be reduced by any amounts required to be withheld by the Company, the Depositary or the Custodian in respect of taxes or other governmental charges. If in the judgment of the Depositary amounts received in foreign currency may not be converted on a reasonable basis into dollars transferable to the United States and distributable to the Holders entitled thereto, or may not be so convertible for all of the Holders entitled thereto, the Depositary may, subject to applicable laws and regulations make such conversion, if any, distribute in dollars to the extent permissible to the Holders entitled thereto and distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold such balance (without liability for interest) for the respective accounts of, the Holders entitled thereto.
                  Whenever the Custodian receives any distribution other than cash, Shares or rights upon any Deposited Securities, the Depositary will, after consultation with the Company, cause the securities or property received by the Custodian to be distributed to the Holders entitled thereto in proportion to the number of ADSs representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution following consultation with the Company. If in the reasonable opinion of the Depositary any distribution other than cash, Shares or rights upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.
                  If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company's approval, and will if the Company so requests, distribute to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, additional ADRs for an aggregate number of ADSs representing the number of Shares received as such dividend or free distribution. If the Depositary deems such distribution for any reason not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the Shares thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution in cash. In lieu of issuing ADRs for fractional ADSs in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds converted into dollars (if such conversion may in the judgment of the Depositary be achieved on a reasonable basis), to the Holders entitled thereto as in the case of a distribution received in cash. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.
                  In the event that the Company shall offer or cause to be offered to holders of any Deposited Securities an option to elect to receive dividends in fully-paid Shares instead of cash, the Depositary and the Company will consult to determine whether such option will be made available to Holders, and if such option is to be made available, the procedures to be followed. The offering of any such option to Holders shall be subject to Section 5.09 of the Deposit Agreement.
                  In the event that the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, will have discretion as to the procedure to be followed in making such rights available to the Holders entitled thereto by means of warrants or otherwise, subject to Section 5.09 of the Agreement, or in disposing of such rights on behalf of such Holders and distributing the net proceeds in cash to such Holders or, if by the terms of such rights offering or by reason of applicable law, the Depositary may neither make such rights available to such Holders nor dispose of such rights and distribute the net proceeds to such Holders, then the Depositary will allow the rights to lapse; provided, however, that, if requested by the Company, the Depositary will (a) as
--------  -------
soon as practicable, make such rights available to all or certain Holders by means of warrants or otherwise, if lawful and feasible or (b) if making such rights available to certain Holders is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, the Depositary will make reasonable efforts to sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper and allocate the net proceeds of such sales for the account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.
                  (14) Record Dates. Whenever any cash dividend or other cash
                       ------------
distribution becomes payable or any distribution other than cash is to be made, or whenever rights are to be issued, with respect to the Deposited Securities, or whenever, for any reason, the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary receives notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary finds it necessary or convenient in respect of any matter, the Depositary will fix a record date after consultation with the Company (which shall, to the extent practicable, be the same as the corresponding record date set by the Company) for the determination of the Holders who will be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to receive information as to such meeting, subject to the provisions of the Agreement.
                  (15) Voting of Deposited Securities. Upon receipt of notice of
                       ------------------------------
any meeting of holders of Shares or other Deposited Securities, the Depositary shall, as soon as practicable thereafter, distribute to the Holders of Receipts
(A) a notice in English which shall contain (i) such information as is contained in such notice of meeting, and (ii) a statement that the Holders as of the close of business in New York on a record date established by the Depositary pursuant to the terms of this Deposit Agreement will be entitled, subject to any applicable provisions of Finnish law and the Articles of Association of the Company and the terms of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by such Holder's ADSs, (B) a voting instructions card to be prepared by the Depositary and the Company (a "Voting Card") setting forth, inter alia, the date established by the Depositary for the receipt of such Voting Card (the "Cut-off-Date") and (C) copies or summaries in English of any materials provided by the Company for the purpose of enabling the Holders to give instructions for the exercise of such voting rights. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares.

                  As a precondition for exercising any voting rights, any persons holding ADSs who are not the Holders of the Receipt(s) registered in name on the books of the Depositary evidencing such ADSs (e.g., persons holding their ADSs through The Depository Trust Company) must arrange for the delivery in a blocked account ("Blocking"), established for such purposes by the Depositary, of the relevant number of ADSs for the period to commence and end on dates to be fixed by the Depositary (on dates which shall be as near as practicable to the corresponding date established by the Company in respect of the Shares) after consultation with the Company and set forth on the Voting Card (the "Blocking Period") to allow for such Holder's ADSs to be temporarily exchanged for Shares and such Shares to be registered in such Holder's name on the Finnish Book-Entry Securities System (the "Re-registration"). The Depositary will use its best efforts to implement and maintain procedures to allow for the Blocking of ADSs as contemplated by the preceding sentence. Holders of Receipts registered in the name on the books of the Depositary (other than the Depository Trust Company) will not, as a precondition for exercising voting rights, be required to deliver their ADSs to the Depositary for Blocking but will be required to irrevocably instruct the Depositary not to transfer the Receipts (and not to cancel such Receipts upon receipt of cancellation and withdrawal instructions) evidencing the ADSs in respect of which voting instructions have been given ("Stop Transfer Instructions") to allow for Re-registration. The Depositary shall, upon receipt of such Stop Transfer Instructions, refuse to transfer (and cancel Receipts upon receipt of cancellation and withdrawal instructions) the Receipts indicated in such Stop Transfer Instructions, during the Blocking Period.
                  The Depositary shall not be responsible if any such instructions are not carried out or for the manner in which instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith. Each Holder agrees that neither the Depositary nor the Custodian shall have any responsibility for any Shares that are transferred to the account of any Holder in the Finnish Book-Entry Securities System pursuant to any such instructions.

                  Upon receipt by the Depositary from a Holder of ADSs of (i) a properly completed Voting Card on or before the Cut-off Date and (ii) either the requisite number of ADSs delivered for Blocking or duly completed Stop Transfer Instructions, the Depositary will, in respect of such ADSs, forward the voting instructions contained in the Voting Card to the Custodian and will instruct the Custodian to use its best efforts, insofar as practical and permitted under any applicable provisions of law and the Articles of Association of the Company, to vote or cause to be voted the Shares represented by such ADSs in accordance with the instructions set forth in such Voting Card. The Depositary will only vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, Shares represented by ADSs in respect of which a properly completed Voting Card has been received. In the case of a Voting Card received in respect of any holder of ADSs who is not the Holder of the Receipt evidencing such ADSs on the books of the Depositary, the Depositary will not vote or cause to be voted the number of Shares represented by such ADSs unless the Depositary has received verification that such number of ADSs has been deposited in a blocked account for the Blocking Period by such person. The Depositary will not vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, Shares represented by ADSs in respect of which the Voting Card is not properly completed or in respect of which (and to the extent) the voting instructions included in the Voting Card are illegible or unclear.
                  The Depositary will use its best efforts to cooperate with any information agent retained by the Company in connection with the distribution of voting materials as contemplated by this Section.
                  Holders of ADSs who wish to attend any meeting of the Company's shareholders in person will need to (1) withdraw the Deposited Securities represented by their ADSs pursuant to Section 2.05 of this Agreement and (2) make separate arrangements with the Company regarding the Company's voting procedures.
                  Notwithstanding anything in this Depositary Agreement to the contrary, the Depositary and the Company may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with United States law or the Articles of Association of the Company.

                  (16) Changes Affecting Deposited Securities. Upon any change
                       --------------------------------------
in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation of the Company or sale of assets by the Company, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities will be treated as new Deposited Securities under the Agreement, subject to the terms of the Agreement, and the ADSs shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional or new ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, with the Company's approval, and will, if the Company so requests, execute and deliver additional ADRs, as in the case of a stock dividend on the Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities. Immediately upon the occurrence of any such change, conversion or exchange covered by Section 4.09 of the Agreement in respect of the Deposited Securities, the Depositary will give notice thereof, at the Company's expense, in writing to all Holders.
                  (17) Reports: Inspection of Transfer Books. The Depositary
                       -------------------------------------
will make available for inspection by Holders at its Principal Office and at the principal office of the Custodian copies of the Agreement and any notices, reports or communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, Custodian or either of its nominees, as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to Holders copies of such notices, reports and communications when furnished by the Company as provided in the Agreement. The Depositary will keep books at its Principal Office for the registration of ADRs and their transfer which at all reasonable times will be open for inspection by Holders and the Company, provided that such inspection is not for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Agreement or the ADRs. After consultation with the Company, the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or upon the request of the Company.
                  (18) Withholding. Notwithstanding any other provision of the
                       -----------
Agreement, in the event that the Depositary determines that any distribution of property (including Shares or rights to subscribe therefor and other securities) is subject to any tax or governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property

(including Shares and rights to subscribe therefor and other securities) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, including by public or private sale, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Holders entitled thereto, in proportion to the number of ADSs held by them respectively.
                  Notwithstanding any other provision of this Agreement, before making any distribution or other payment on any Deposited Securities, the Company may make such deductions (if any) which, by the laws of Finland, the Company is required to make in respect of any income, capital gains or other taxes and the Company may also deduct the amount of any tax or governmental charges payable by the Company or for which the Company might be made liable in respect of such distribution or other payment or any document signed in connection therewith. In making such deductions, the Company shall have no obligation to any Holder to apply a rate under any treaty or other arrangement between Finland and the country within which such Holder is resident unless such Holder has timely provided to the company evidence of the residency of such Holder that is satisfactory to the relevant tax authorities of Finland.
                  (19) Certain Rights of the Depositary: Limitations. The
                        --------------------------------------------
Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADSs. The Depositary may execute and deliver ADSs against evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records on behalf of the Company in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. Neither the Depositary nor the Custodian, as such, shall lend Shares or ADSs; provided, however, the Depositary reserves the right to (i) execute and deliver
--------  -------
ADRs prior to the receipt of Shares pursuant to Section 2.02 of the Agreement and (ii) deliver Shares prior to the receipt and cancellation of ADRs pursuant to Section 2.05 of the Agreement, including ADRs which were issued under (i) above but for which Shares may not have been received. The Depositary may receive ADRs in lieu of Shares under (i) above and receive Shares in lieu of ADRs under (ii) above. Each such transaction shall be (a) accompanied by (x) a written representation by the person or entity (the "Applicant") to whom ADRs are issued or Shares delivered that at the time the Depositary executes and delivers such ADRs or delivers such Shares, the Applicant or its customer owns the Shares or ADRs to be delivered to the Depositary or (y) such evidence of ownership of Shares or ADRs as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares or ADRs in trust for the Depositary until their delivery to the Depositary or Custodian and reflect on its records the Depositary as owner of such Shares or ADRs and deliver such Shares upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days' notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of ADRs executed and delivered by it under (i) above and outstanding at any time, generally will not exceed thirty percent (30%) of the ADRs executed and delivered by the Depositary and with respect to which Shares are on deposit with the Depositary or Custodian. The Depositary will also set limits with respect to the number of ADRs and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.
                  Collateral provided by an Applicant for ADRs or Shares, but not the earnings thereon, shall be held for the benefit of the Holder. The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including without limitation earnings on the collateral.
                  (20) Liability of the Company and the Depositary. Neither the
                       -------------------------------------------
Depositary nor the Company will incur any liability to any Holder of this ADR, if by reason of any provision of any present or future law of the United States, Finland or any other country or jurisdiction, or of any other governmental authority, or by reason of any provision, present or future, of the Articles of Association of the Company, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company is prevented, delayed or forbidden from doing or performing any act or thing which by the terms of the Agreement it is provided shall be done or performed. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Agreement or the ADRs to Holders, except that each of them agrees to act in good faith and without negligence in the performance of such duties as are specifically set forth in the Agreement. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in the Agreement, and no implied covenants or obligations shall be read into the Agreement against the Depositary or the Company. Neither the Depositary nor the Company will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian will be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company will be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary and its agents and the Company and its agents may rely and will be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. Subject to the provisions of the Agreement, the Depositary may own and deal in any class of securities of the Company (and its affiliates) and in ADRs.
                  (21) Resignation and Removal of Depositary: Substitution of
                       ------------------------------------------------------
Custodian. The Depositary may at any time resign as Depositary under the
---------
Agreement by written notice of its election so to do delivered to the Company, such resignation to take effect upon the later of 60 days after the giving of such notice and the appointment of a successor depositary and its acceptance of such appointment as provided in the Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, which will become effective upon the later of 60 days after the giving of such notice and the appointment of a successor depositary and its acceptance of such appointment as provided in the Agreement. The term "Depositary" shall also refer to any successor depositary appointed pursuant to this paragraph 21. The Depositary, after consultation with the Company, will use reasonable efforts to appoint a substitute or an additional custodian and the term "Custodian" shall also refer to such substitute or additional custodian.
                  (22) Amendment of Agreement and ADRs. The form of the ADRs and
                       -------------------------------
the Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which imposes or increases any fees or charges (other than the fees of the Depositary for the issuance, execution and delivery of ADRs and taxes or other governmental charges), or which otherwise prejudices any substantial existing right of Holders, will not, however, become effective as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Holders of outstanding ADRs. Every Holder of this ADR at the time any amendment so becomes effective will be deemed, by continuing to hold this ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.
                  (23) Termination of Agreement. The Depositary will at any time
                       ------------------------
at the direction of the Company terminate the Agreement by mailing notice of such termination to the Holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Agreement if at any time 90 days after the Depositary has delivered to the Company a written notice of its election to resign, a successor depositary has not been appointed and accepted its appointment. On and after the date of termination, the Holder of an ADR will, upon (a) surrender of such ADR at the Principal Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of ADRs referred to in Section 5.06, and (c) payment of any applicable taxes or governmental charges, be entitled, subject to the terms of this Agreement, to delivery, to him or upon his order, of the Deposited Securities represented by the ADSs evidenced by such surrendered ADR.

If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders thereof, will not accept deposits of Shares (and will instruct each Custodian to act accordingly) and will not give any further notices or perform any further acts under the Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to Deposited Securities, will sell property and rights and convert Deposited Securities into cash as provided in the Agreement, and will deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property (in all such cases, without liability for interest), in exchange for ADRs surrendered to the Depositary. As soon as practicable after the expiration of one year from the date of termination, the Depositary will sell the Deposited Securities then held under the Agreement and thereafter hold the net proceeds of any such sale, together with any other Holders of ADRs not theretofore surrendered. Thereafter the Depositary will be discharged from all obligations under the Agreement, except to account for such net proceeds and other cash.
         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

Please insert security or other
identifying number of assignee


--------------------------------------------------------------------------------
             Please print or typewrite name and address of assignee
--------------------------------------------------------------------------------
the within American Depositary Receipt and all rights and interests represented thereby, and hereby irrevocably constitutes and appoints
                                                         ----------------------
                                                                     attorney to
--------------------------------------------------------------------
transfer the same on the books of the within named Depositary, with full power of substitution in the premises.

Dated: ____________                     Signature ------------------------------

                                                NOTE: The signature to any
                                                endorsement hereon must
                                                correspond with the name as
                                                written upon the face of this
                                                Receipt in every particular,
                                                without alteration or
                                                enlargement or any change
                                                whatever.
                                                If the endorsement be executed
                                                by an attorney, executor,
                                                administrator, trustee or
                                                guardian, the person executing
                                                the endorsement must give his
                                                full title in such capacity and
                                                proper evidence of authority to
                                                act in such capacity, if not on
                                                file with the Depositary, must
                                                be forwarded with this Receipt.
                                                All endorsements or assignments
                                                Receipts must be guaranteed by a
                                                member of a Medallion Signature
                                                Program approved by the
                                                Securities Transfer Association
                                                Inc.

                    (d) Opinion of counsel to the Depositary

  May 19, 2003


  Citibank, N.A.
  ADR Department
  111 Wall Street
  New York, N.Y.  10043

  Re: American Depositary Receipts evidencing American Depositary Shares Representing One Share, Par Value (euro) 0.06 each, of Nokia Corporation

  Ladies and Gentlemen:

  I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 1,4000,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among Citibank, N.A., as depositary, Nokia Corporation, a company organized and existing under the laws of the Republic of Finland (the "Company"), and the Holders and beneficial owners from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a)(i) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent One share, par value (euro) 0.06 each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

  Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

  I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

  I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

  Very truly yours,


  /s/ Frettra M. Miller

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-11740), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                           Citibank, N.A., as Depositary


                                           By:     /s/ Susanna Mancini
                                                --------------------------------
                                           Name: Susanna Mancini
                                           Title:   Vice President